Registration No. _____
ICA No. _____

As filed with the Securities and Exchange Commission on May 30, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]
Pre-Effective Amendment No. 1
Post-Effective Amendment No. _____

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]
Amendment No. 1

(Check appropriate box or boxes.)

FREEDOM EQUITY FUND

(Exact name of Registrant as Specified in Charter)

11615 Angus Rd., Ste. 104-K
Austin, TX 78759
(Address of Principal Executive Office)

Registrant's Telephone Number, including Area Code:
1-866-257-4757

Mr. Juan Gabriel Garcés
11615 Angus Rd., Ste. 104-K
Austin, TX 78759

(Name and Address of Agent for Service)

As soon as practicable following effective date.

(Approximate Date of Proposed Public Offering)

Shares of Beneficial Interest

(Title of Securities Being Registered)

It is proposed that this filing will become effective (check appropriate box):
- / /   immediately upon filing pursuant to paragraph (b)
- / /   on (date) pursuant to paragraph (b)
- / /   60 days after filing pursuant to paragraph (a)(1)
- / /   on (date) pursuant to paragraph (a)(3)
- / /   75 days after filing pursuant to paragraph (a)(2)
- / /   on (date) pursuant to paragraph (a)(2) of rule 485

If appropriate, check the following box:

      / /   this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

TOTAL NUMBER OF PAGES   _____

EXHIBIT INDEX BEGINS ON PAGE   _____

Reason Why This Form N-1A/A Amendment No. 1 to Form N-1A is Being Filed

The purpose of this filing is to correct date references and typographical errors that appeared on the Form N-1A filed on May 16, 2002. We have removed the date on the cover page. We have also added a signature page with appropriate signatures.

FREEDOM EQUITY FUND

PROSPECTUS

APRIL 4, 2002

11615 Angus Rd., Ste. 104-K
Austin, TX 78759
1-866-257-4757

RISK/RETURN SUMMARY: INVESTMENTS, RISKS, AND PERFORMANCE

INVESTMENT OBJECTIVE:

Freedom Equity Fund is a stock mutual fund that seeks to provide a long-term capital growth.

PRINCIPAL INVESTMENT STRATEGIES:

The Fund will primarily invest in common stocks of U.S. companies classified as large-cap, medium cap and small cap stocks that exhibit "growth stock" characteristics, or in stocks that the fund manager believes are undervalued with potential for appreciation.

In addition, the fund manager may engage in a variety of investment management practices, such as buying and selling options, futures, forwards, swaps and other types of derivatives, that he believes are consistent with the Fund's investment objectives.

PRINCIPAL RISKS:

You can lose money by investing in this fund.

The Fund's share price changes daily based on the value of its holdings. A principal risk of investing in the Fund is associated with its U.S. common stock investments. Stock values fluctuate in response to the activities of individual companies and general market and economic conditions. Stock value can also decline for an extended period of time.

A portion of the Fund's assets may be invested in debt instruments, and these investments involve risks. The value of debt instruments is based on several factors. Because the Fund may buy fixed-income or discount debt instruments, the principal risk associated with such investments is the interest rate risk. All debt instruments are also subject to credit risk, as are all bonds.

A portion of the Fund's assets may also be invested in foreign securities and debt instruments, which involves additional risks to those present for the U.S. investments. The foreign investments of the Fund may be in developed markets or developing countries. Therefore, the risks most likely to adversely affect the Fund's value are exposure to political and market risks, currency risk and other risks affecting business conditions in foreign countries.

While a portion of the Fund's assets may be invested in futures and options, the fund manager will seek to use these investments for hedging rather than for speculative purposes.

The performance of the Fund will depend on how successful the fund manager is in pursuing the Fund's investment strategy and there is no guarantee that the fund manager will be successful in this regard. The fund manager may simply do a poor job when selecting investments.

This Fund might not be diversified, that is, the Fund may invest a greater percentage of its assets in a particular issuer. Non-diversification will expose the Fund to higher overall losses if losses are incurred in a single investment that makes up a significant amount of the Fund's assets. The Fund may become a diversified Fund by limiting the investments in which more than 5% of its total assets are invested.

RISK/RETURN BAR CHART AND TABLE:

The Fund has not yet been in operations for a full calendar year and does not have performance information such as average annual total returns to present.

RISK/RETURN SUMMARY: FEE TABLE

This table describes the fees and expenses you may pay if you buy and hold shares of the Fund.

Shareholder Fees (*fees paid directly from your investment*)

	Class A Shares	Class B Shares*	Class C Shares (for institutional investors)
First 10,000	5%	Up to 5%	None
10,001 - 50,000	4%	Up to 5%	None
50,001 - 100,000	3.5%	Up to 5%	None
100,001 - 250,000	3%	Up to 5%	None
250,000 - 500,000	2.5%	Up to 5%	None
500,001+	2%	Up to 5%	None

* Class B shareholders negotiate directly with the broker with respect to load fees. However, as required by the Investment Company Act of 1940, Freedom Equity Fund shall provide all financial information regarding Class B Shares as if all shares in such class are subject to the maximum 5% load.

Shareholder Fees:

Maximum Sales Charge (Load) Imposed on Purchases	5.00%
Maximum Deferred Sales Charge (Load)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None
Redemption Fee	None
Exchange Fee	None

Annual Fund Operating Expenses (*expenses that are deducted from the Fund's assets*)

Management Fees	3% *(yearly)*
Distribution [and/or Service] (12b-1) Fees	None
General Expenses	1%
Total Annual Fund Operating Expenses	3.5%*

* The Fund's Board of Trustees has an established cap on annual operating expenses of 3.5% of the Fund's average annual net asset value. However, this cap may be changed at the will of the Trustees. Freedom Equity Fund may also reimburse expenses or waive fees if they believe it is in the best interest of the Fund.

EXAMPLE:

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 year	3 years	5 years	10 years
Freedom Equity Fund Class A	$885.07	$1,617.85	$2,371.48	$4,350.71
Freedom Equity Fund Class B	$885.07	$1,617.85	$2,371.48	$4,350.71
Freedom Equity Fund Class C	$358.75	$1,091.53	$1,845.16	$3,824.39

INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES, AND RELATED RISKS:

INVESTMENT OBJECTIVE:

Freedom Equity Fund seeks the long-term growth of capital. The objective of the Fund may be changed by the Board of Trustees without shareholder approval.

PRINCIPAL INVESTMENT STRATEGIES:

The Fund will normally invest at least 70% of the Fund's assets in the common and preferred stocks of U.S companies that may or may not engage in foreign operations. Common stocks represent shares of ownership in a company, and may or may not pay dividends. Preferred stocks represent an ownership interest in a company and provide the holder with claims on the issuer's earnings and assets before common stock but after bond owners. The Fund's portfolio manager invests in companies that, in his opinion, show the potential for their stock prices to rise in value. The Fund's investments will tend to consist of medium-size companies ($ 1 billion to $ 5 billion in market value), large companies (over $ 5 billion in market value) or small companies. The Fund may also invest in securities of companies that are involved in reorganization or initial public offerings (IPO).
In addition, the Fund may buy debt instruments including but not limited to commercial paper, bank CD's, corporate or government bonds, and mortgage-backed securities.

The Fund may buy foreign securities and debt instruments that trade on developed stock exchanges and foreign stocks in developing countries.

The Fund manager also may engage in a variety of investment management practices, such as buying and selling futures and options, that he believes are consistent with the Fund's investment objectives. Futures and options are traditional types of derivatives; the fund manager, however, will use futures and options for hedging rather than speculative purposes.

The Fund manager considers several factors in determining which individual securities to buy, hold, or sell. The manager generally looks for companies with fundamental "value" or "growth" potential that the manager believes is not reflected in the current market price. Value potential means that a company's stock price is low relative to its perceived worth. Growth potential means that a company's earnings will grow faster than inflation and the economy in general, and these earnings will be reflected in a higher stock price.

The Fund may, from time to time, invest any amount of its assets in money market securities as a temporary "defensive" measure to respond to adverse market, economic, political, and other conditions. The Fund may not achieve its investment objective as a result of such positions.

The Fund may occasionally engage in securities borrowing and lending subject to the procedures and policies set by the Board of Trustees.

PRINCIPAL INVESTMENT RISKS:

You can lose money by investing in this Fund.

The Fund's share price changes daily based on the value of its holdings. A principal risk of investing in the Fund is associated with its common stock investments. Stock values generally fluctuate in response to the activities of individual companies, government-related activities, general market and economic conditions. In the short term, they can fluctuate drastically in response to these factors and other factors. Stock values can also decline over an extended period.

A portion of the Fund's assets may be invested in debt instruments, and these investments involve risks. The value of debt instruments is based on several factors. Because the Fund may buy fixed-income or discount debt instruments, the principal risk associated with such investments is the interest rate risk. All debt instruments are also subject to credit risk, as are all bonds.

A portion of the Fund's assets may also be invested in foreign securities, which involve risks additional to those present in the U.S. investments. Foreign investments of the Fund in developed markets and developing countries are likely to be affected by exposure to currency risk and may be exposed to country risk. With the currency, U.S. dollars must be converted to the local currency to purchase a foreign security, and must be converted back to U.S. dollars to quote share prices or redeem proceeds. Because the foreign exchange rates fluctuate constantly, the dollar value of an investment can decrease even if the security's price remains unchanged. Country risk includes political and social changes affecting the business climate or individual businesses. For example, companies have lost assets as a result of a government seizure, market disruptions and hyperinflation. Foreign investments are also subject to, among other things, possible problems arising from accounting, disclosure, settlement, and regulatory practices that differ from U.S. standards.

While a portion of the Fund's assets may be invested in futures and options, the manager will seek to use these investments for hedging rather than speculative purposes. Nevertheless, futures and options may not always be successful hedges. These investments could lower the Fund's total return.

The Fund may invest in IPO's (initial public offerings). Since IPO's have not been listed in the market and therefore present no historical record of behavior, an investment in an IPO can be more speculative than investment in other types of securities.

The performance of the Fund will depend on how successful the Fund's manager is in pursuing the Fund's investment strategy, and there is no assurance that the manager will be successful in this regard. The manager may simply do a poor job of selecting investments. In addition, there may be times when the great majority of the securities that fit within the Fund's investment objectives are declining in value, and you would make more money in a federally insured bank account.

When you sell the Fund's shares, they may be worth less than what you paid for them.

FUND PERFORMANCE

The Fund has not yet been in operations for a full calendar year and does not have performance information such as average annual total returns to present.

MANAGEMENT OF THE FUND

Freedom Equity Fund is a mutual fund, an investment that pools shareholders' money and invests it toward a specified goal. The Freedom Equity Fund is managed by Freedom Asset Management Corporation of America (FAMCA).

INVESTMENT ADVISER

FAMCA is Freedom Equity Fund's investment adviser and it is responsible for the management of the Fund's portfolio. FAMCA employees may serve as officers of Freedom Equity Fund. FAMCA will pay the salaries of all officers and trustees who are affiliated with FAMCA.

Freedom Asset Management Corporation of America
11615 Angus Road Suite 104-K
Austin, TX 78759

FUND MANAGER

Juan Gabriel Garcés, President of FAMCA, is the Fund manager for Freedom Equity Fund. Mr. Garcés has over 20 years of experience in the securities industry.

MANAGEMENT FEE

The Fund pays a management fee to FAMCA. The management fee is calculated by dividing the applicable management fee by the number of valuation days and paying the investment adviser that percentage of the assets on each valuation day.

$$\frac{\text{Management Fee (3\%)}}{\text{\# of Valuation Days}} \quad X \quad \frac{\text{Net Assets}}{100} \quad = \quad \begin{array}{c}\text{Amount Received by FAMCA}\\\text{on each valuation day}\end{array}$$

The Fund might also incur expenses not assumed by Freedom Equity Fund. Such fees include transfer agent and custodian fees and expenses, legal and auditing fees, printing and mailing costs of sending reports and other information to existing shareholders, and independent Trustees' fees and expenses, and any other operational expenses.

SHAREHOLDER INFORMATION

CONTACT INFORMATION AND ACCOUNT OWNERSHIP:

By Phone:

Freedom Asset Management Capital Series 1-866-257-4757

By Mail:

Freedom Equity Fund
11615 Angus Road, Suite 104-K
Austin, Texas 78759

Minimum Investments:

To open a new Account: $500
Addition to Account: $100

Type of Account Ownership:

Most accounts permitted by the US law can be established with the Find. The following is an example of accounts that can be opened with the Fund:

Individual or Joint Ownership: Individual accounts are placed in the name of a single person. Joint ownership accounts are placed in the name of two or more persons. An individual need not be a resident or citizen of the United States in order to set up an account.

Corporations and Partnerships: Corporations and partnerships may apply to open accounts in Freedom Equity Fund. An authorized officer who has the power to bind the corporation must sign the application on behalf of the corporation. In case of partnerships, a general partner must sign the application to bind a partnership. A corporation or partnership need not domiciled or registered to do business in the United States in order to set up an account.

Gift or Transfer to Minor (UGMA/UGTA): These are custodial accounts that are established to benefit a minor. The social security number of the minor must be included in the application materials.

Trust: An established trust can open an account. The name of the trust, the trustees, and the date the trust was formed must be included in the application materials. A trust need not be established in the United States in order to set up an account.

Retirement Accounts: These accounts may be set up for tax-advantaged retirement savings. Distributions from these plans may be subject to income tax. They may be subject to additional tax if they are withdrawn prior to age 59 ½ or used for a non-qualifying purpose.

Traditional and Roth IRA's: These plans allow most individuals with earned income to contribute up to the lesser of $3,000 or 100% of compensation annually. The contribution ceilings are subject to change by government regulations.

Education IRA's: This plan allows individuals, subject to certain income limitations, to contribute up to $500 annually on behalf of any child under the age of 18. The contribution ceilings are subject to change by government regulations.

Simplified Employee Pension Plan (SEP) : This plan allows small business owners to make tax-deductible contributions for themselves and any eligible employee(s). A SEP requires an IRA (a SEP-IRA) to be set up for each SEP participant.

Profit Sharing or Money Purchase Pension Plan: These plans are open to corporations, partnerships and sole proprietors to benefit their employees and themselves.

Section 403(b)(7) Plan: Employees of educational organizations or other qualifying, tax-exempt organizations may be eligible to participate in a Section 403(b)(7) Plan.

TAX RULES, REGULATIONS, AND LAWS ARE SUBJECT TO CHANGE. INVESTORS SHOULD CONSULT THEIR TAX ADVISER AND/OR LEGAL COUNSEL IN ALL TAX-RELATED MATTERS INCLUDING BUT NOT LIMITED TO TAX-RELATED ISSUES AND TO OPENING AND MAINTAINING THEIR ACCOUNT.

PRICING OF FUND SHARES:

Fund shares are valued at least on the last business day of each week of regular trading on the New York Stock Exchange (NYSE), normally 4:00 p.m. Eastern time. The value of a single share is called the net asset value (NAV). The NAV may be calculated earlier in the day or week if trading on the NYSE is restricted or at such other times as permitted by the Securities and Exchange Commission (SEC). The NAV is not calculated on days that the NYSE is not open for business.

The method used to value the Fund's shares is NAV. NAV per share is calculated by adding up the total assets of the Fund, subtracting all of its liabilities, or debts, and then dividing by the number of shares outstanding. However, if NAV is not readily available, or if the security is a short-term instrument, or an event occurs after trading that materially affects the value of the security, Fund shares may be priced by another method that the Board of Trustees in good faith believes accurately represents the fair value of the Fund shares.

In calculating NAV:

> - Securities that are listed or traded on an exchange are valued primarily using market prices.

> - Bonds are generally valued according to prices quoted by an independent pricing service.

> - Short-term debt securities are valued at amortized cost, which approximates market value.

> - Other investment assets for which market prices are unavailable are valued by a good faith method determined by the Fund's Board of Trustees.

PURCHASING SHARES:

The price to buy one share of Freedom Equity Fund is the Fund's NAV as of the next time that NAV is calculated after your order in proper form is received and accepted, plus, for Class A and Class B shares, the sales charge shown in our table of sales charges on page 2.

There are three classes of stock: Class A for retail investors, Class B for retail investors, and Class C for institutional investors. Class A is subject to a front-end sales load that decreases as the size of the investment increases; Class B will be subject to a maximum 5.0% sales load but can be negotiated downward by the shareholder with his or her broker; Class C is subject to no load but is only open to institutional investors such as banks, financial institutions, investment advisers, etc.

A buyer must be approved by the Fund manager before the buyer is allowed to invest in the Fund. After the buyer is approved, the shares shall be bought at the NAV at the immediate following closing date.

If the shares being sold are purchased by check, the Fund can delay the issuing of such shares for up to 15 days from the date of purchase to allow the purchase to clear.

All additional purchases to an account must be at least $100.

All purchases must be made in U.S. dollars and checks must be drawn on U.S. Banks. If your check does not clear, your purchase will be canceled and you may be held liable for any losses or fees Freedom Equity Fund or Freedom Asset Management Corporation of America (FAMCA/FAMCO) has incurred.

Freedom Equity Fund reserves the right not to accept cash, credit cards, third-party checks, travelers cheques, credit card checks or money orders.

Freedom Equity Fund reserves the right to reject any specific purchase request without explanation.

EXCHANGING SHARES:

Freedom Equity Fund is the initial Series of the Freedom Asset Management Capital Series Trust. When more Series of the Trust are available, shareholders of each Series shall have the right to exchange their shares in one Series of the Trust for shares in another Series of the Trust. An exchange of shares represents the sale of shares of one Freedom Asset Management Capital Series Fund and a simultaneous purchase of shares from another Freedom Asset Management Capital Series Fund. An exchange is only available if both Funds are for sale in the state where the exchange takes place. Exchanges can only occur between accounts that are registered in the same name, address, and taxpayer identification number. An exchange may produce a taxable gain or loss in an account.

Freedom Equity Fund may terminate the exchange privileges of an investor who makes more than four
exchanges in a calendar year.

Freedom Equity Fund reserves the right to refuse exchange purchases to any person or entity and the Fund reserves the right to modify or terminate the exchange right at any time in the future.

Additional charges may be incurred if the client's broker-dealer imposes such charges for exchanging shares.

If Freedom Equity Fund finds it necessary in the future to prohibit excessive trading, the Board of Trustees of the Fund may establish policies and procedures to limit such transactions.

SELLING SHARES:

The price to sell one share of Freedom Equity Fund is the Fund's NAV. Trading fees are paid to the Fund rather than FAMCA for the purpose of offsetting the brokerage commissions, market impact, or any other costs associated with fluctuations in Fund asset levels and cash flow caused by short-term shareholder trading.

A request to sell shares must be in writing and signed by a person or persons authorized to redeem shares in each account. The request must include the name of the Fund, the account number, the amount of money or number of shares being sold or exchanged, and the names on the account.

Signature Guarantee: Signature guarantees may be obtained from banks, savings and loan associations, trust companies, credit unions, broker-dealers, and member firms of a national securities exchange. Signature guarantees cannot be provided by a notary public in the United States. A signature guarantee may be required in the following instances:

- The account holder requests a redemption by check that exceeds $100,000
- You would like a check made payable to anyone other than the shareholder(s) of record
- You would like a check mailed to an address which has been changed within 10 days of the redemption request
- You would like a check mailed to an address other than the address of record
- The fund reserves the right to require a signature guarantee under any other circumstances

If you are only selling some of your shares, you must keep the minimum amount ($500) required by the Fund in this prospectus in the account in order to keep it open.

Redemptions are processed at the next available closing date where NAV is calculated, but the Custodian may take up to three days to process redemptions if making immediate payment would adversely affect the Fund. Redemptions will be issued within 7 business days of the NAV processing date. Redemptions will not be processed on days when the NYSE is closed or trading on the NYSE is restricted.

Redemption proceeds may be delayed until money from prior purchases sufficient to cover your redemption has been received and collected.

BROKER-DEALER

The shares of Freedom Equity Fund may be sold through a broker-dealer, bank, or other financial institution. These entities might charge a fee for their services outside the fees charged by the Fund.

Your holding with Freedom Equity Fund may be handled by a "processing organization". Typical examples of holdings that may be handled by a "processing organization" include 401(k) plans or employee benefit plans. Processing organizations may charge a fee for their services and may require different initial and subsequent investments than the Fund. A Processing Organization may be the shareholder of record of your shares. The Fund is not responsible for the failure of any Processing Organization to carry out its obligations, commitments, or duties.

Your holding may be processed by entities including but not limited to broker-dealers, banks, trusts, financial and other institutions. These institutions may also charge fees for their services and may require different initial and subsequent investments than the Fund. Such institutions may be the shareholder of record of your shares. Freedom Equity Fund is not responsible for the failure of these institutions to carry out their obligations, commitments, or duties.

DIVIDENDS, DISTRIBUTIONS, AND TAXES

DIVIDENDS AND DISTRIBUTIONS

When the Fund earns dividends, capital gains, or other types of income from its investments, the shareholders are entitled to a distribution. These distribution payments are automatically reinvested in the Fund. However, a shareholder may change their distribution option at any time. A request to change a distribution option must be in writing and signed by an authorized person or persons of the account. Freedom Equity Fund offers the following distribution options:

Reinvestment Option: The dividends and capital gains distributions will be automatically reinvested in additional shares of the Fund. This is the default option.

Cash Option: The dividends and capital gains distributions will be paid in cash.

Reinvest and Cash Option: The shareholder decides in advance what percentage of the dividend payments and the capital gains distribution to receive in cash and what percentage to be reinvest in the Fund.

Redirect Option: The dividend or capital gains distributions will be reinvested in another family Fund when available.

TAX CONSEQUENCES

If your account is not an IRA or other tax-advantaged account, you should be aware of the following tax consequences:

Taxes on Distributions: Distributions you receive from the Fund are subject to federal income tax, and may also be subject to state and local taxes.

Distributions may be taxable at different rates depending on the length of time the Fund holds a security.

For federal tax purposes, the Fund's dividends and distributions of short-term capital gains are taxable to you as ordinary income, while the Fund's distributions of long-term capital gains are taxable to you as capital gains. If you buy the Fund's shares after a dividend has been reported but before it has been distributed, the effect will be that you have bought the dividend by paying the full price for the shares and you will receive a portion of the price back in the form of a taxable distribution.

Any taxable distributions you receive from the Fund will normally be taxable to you when you receive them, regardless of your distribution option.

Taxes on Sales: Your sales of the Fund's shares may result in a capital gain or loss for federal tax purposes. A capital gain or loss on your investment in the Fund generally is the difference between the cost of your shares and the price you receive when you sell the shares.

TAX RULES, REGULATIONS, AND LAWS ARE SUBJECT TO CHANGE. INVESTORS SHOULD CONSULT THEIR TAX ADVISER AND/OR LEGAL COUNSEL IN ALL TAX-RELATED MATTERS INCLUDING BUT NOT LIMITED TO TAX-RELATED ISSUES AND TO OPENING AND MAINTAINING THEIR ACCOUNT.

SALES LOADS

Your investment may be subject to the following sales loads:

A "front end sales load," or sales charge, is a one-time fee charged fee at the time of purchase of shares

A "negotiable front end sales load," or sales charge, is a one-time fee charged at the time of purchase of shares that is negotiated between shareholders and their broker.

Type of Sales Load	Class A Shares	Class B Shares	Class C Shares
Front-End Sales Load	Yes. The percentage declines as the amount invested increases.	No.	No.
Negotiable Front-End Sales Load	No.	Yes. The percentage is negotiated between the shareholder and the directed broker.	No.

In determining whether to invest in Class A, Class B or Class C shares, you should consider the following:
1) The length of time you plan to hold the shares
2) The amount of sales charge
3) The ability to exchange for different classes of shares
4) A type of investor that might be limited to a specific class category

Sales Charges on Class A Shares

Front End Sales Load: the sales charge on Class A shares at the time of purchase is imposed in accordance with the following schedule:

Amount of Investment	Sales Charge as % of the Offering Price	Sales Charge as % of Amount Invested
Under $10,000	5.00%	5.26%
$10,001 to $50,000	4.00%	4.17%
$50,001 to $100,000	3.50%	3.63%
$100,001 to $250,000	3.00%	3.09%
$250,001 to 500,000	2.50%	2.56%
500,000+	2.00%	2.04%

The reallowance to Broker-Dealer will be determined once the distributor is selected by the Fund.

Sales Charges on Class B Shares

Negotiable Front-End Sales Load: reduced sales charges may be negotiated with Freedom Equity Fund or with the shareholder's selected broker. Sales charges on Class B Shares are negotiated directly with the broker that is selected by the shareholder.

Sales Charges on Class C Shares

There are no sales charges on Class C Shares.

Fee Waiver:

The following entities may be eligible for waivers:

- Tax exempt organizations as defined by Section 501(c)(3) of the Internal Revenue Code of 1986 (IRC)
- Private, charitable foundations who make lump-sum purchases of $100,000 or more
- Qualified employee benefit plans established under Section 457 of the IRC that have established omnibus accounts with the Fund
- Qualified employee benefit plans having more than one hundred eligible employees and a minimum of $1 million in plan assets invested in the Fund
- Investment trusts registered under the Investment Company Act of 1940
- Investment advisers who place their account or the accounts of their clients in the Fund

OR (need to choose one or the other. Prefer the second one, however need to consider whether there are any legal limitations on fee waivers?)

- Tax-exempt organizations as defined by the Internal Revenue Code
- Private charitable foundations
- Qualified employee benefit plans that have established omnibus accounts with the Fund
- Qualified employee benefit plans
- Investment trusts registered under the Investment Company Act of 1940
- Investment advisers who purchase shares of the Fund with the managed assets

FINANCIAL HIGHLIGHTS

The Fund has not yet been in operations for a full calendar year and presently does not have performance information available.

ADDITIONAL INFORMATION:

The Statement of Additional Information contains additional information regarding investment strategies, risks, and objectives used by Freedom Equity Fund. Additional information about the Fund's performance and recent market conditions shall also be available when the Fund makes annual and semi-annual reports to shareholders. In the Fund's annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year. The Statement of Additional Information and Fund semi-annual and annual reports (when available) shall be available, without charge, upon request, to any shareholder. The Statement of Additional Information is also available from the SEC although materials requested from the SEC are subject to a copying fee. The Statement of Additional Information is available for viewing at the SEC's Public Reference Room in Washington, DC or may be requested electronically at publicinfo@sec.gov.

CONTACT INFORMATION

Freedom Equity Fund
11615 Angus Road Suite 104-K
Austin, TX 78759
www.freedombusiness.com
Toll free Number: 1-866-257-4757

SEC
450 Fifth Street, N.W.
Washington, DC 20549-0102
www.sec.gov
(202) 942-8090

STATEMENT OF ADDITIONAL INFORMATION

FOR

FREEDOM EQUITY FUND

OF THE

FREEDOM ASSET MANAGEMENT CAPITAL SERIES

11615 Angus Rd., Ste. 104-K
Austin, TX 78759
1-866-257-4757

The Statement of Additional Information is
not a prospectus for Freedom Equity Fund.
The Prospectus for Freedom Equity Fund
can be obtained by contacting the Fund at
1-866-257-4757 or by visiting their Website
located at www.freedombusiness.com.

APRIL 4, 2002

TABLE OF CONTENTS

FUND HISTORY

HISTORY AND CLASSIFICATION

Freedom Equity Fund is the initial Fund in what is to become a Series of Funds that will be governed by Freedom Asset Management Capital Series trust, an open-end management investment company established in the state of Delaware. Freedom Equity Fund is a non-diversified Fund as that term is defined in the Investment Company Act of 1940, however, it may become a diversified Fund by limiting the investments in which more than 5% of its total assets are invested.

INVESTMENT STRATEGY

INVESTMENT STRATEGIES AND RISKS

Cash Position

The cash position of the Fund varies according to market conditions and investment opportunities. The Fund Manager may from time to time maintain a higher cash position than usual when he believes that market conditions are unfavorable for investment purposes or when he believes the current investment opportunities available in the market are unattractive. The Fund may invest in commercial paper, certificates of deposit, repurchase agreements or other short-term debt obligations to accomplish returns on cash. The Fund may also invest in money market funds.

Equity

The Fund will invest in various types of equity securities, including, but not limited to common stock, preferred stock, rights and warrants. The Fund may also invest in securities of companies that are involved in reorganization or initial public offering (IPO).

An equity security, or stock, represents a proportionate share of the ownership of a company. The value of equity security is based on the success of the company's business, any income paid to the stockholders, the value of its assets, and general market conditions.

Equity securities, such as common stock, represent shares of ownership of a corporation. Preferred stocks are securities that represent an ownership interest in corporation providing the holder with claims on the issuer's earnings and assets before common stock but after bond owners. Rights and warrants are instruments which give the holder the right to purchase the issuer's securities at a stated price during a stated term.

Generally, the Fund will buy securities where it believes there is an opportunity for appreciation. Stocks that the Fund will invest in may be growth-oriented or value-oriented. Growth oriented stocks are the stocks of companies that are believed to have internal strength, such as good financial resources, a satisfactory rate of return on capital, a favorable industry position, and superior management. Value-oriented stocks have lower price multiples (either price/earnings of price/book) than other stocks in their industry and can sometimes also display weaker fundamentals such as growth of earnings and dividends.

Foreign Securities

Freedom Equity Fund may invest up to 30% of all assets directly or indirectly in foreign securities. Indirect investments are described in greater detail below. A direct investment in foreign securities may be one of two types: 1) foreign securities that are marketed on a foreign exchange or 2) any investment backed by a foreign government. Indirect investments are foreign securities that are being marketed on an American exchange. Investments in foreign securities, including those of foreign governments, may involve greater risks than investments in domestic securities because of various issues including but not limited to the following:

Currency Risk: The value of a foreign security will fluctuate according to the value of the local currency relative to the U.S. dollar. When the Fund sells foreign denominated securities, the value of such securities may be worth less in U.S. dollars even if the security increases in currency value in its home country. When the Fund sells foreign securities, the value of these securities may be worth less in U.S. dollars despite an increase in the value of the securities in the foreign currency due to a rise in the value of the U.S. dollar against the foreign currency. U.S. dollar denominated securities of foreign issuers may also be affected by currency risk. If the Fund holds securities that are based on a foreign currency but trades on an American exchange, the securities may decrease despite an increased performance of the company if the value of the U.S. dollar rises against the foreign currency to the extent that the devaluation of the foreign currency is greater than the increased performance of the company.

Political and Economic Risk: Foreign investments may be subject to increased political and economic risks compared to domestic investments. Factors that might affect a foreign investment that are less common in domestic investments may include unstable governments, different legal systems, outdated or inefficient economic policies, increased taxes, government take-over of a company, or a restricted sale of investments.

Regulatory Risk: Foreign investments might be subject to little or no regulation. As a result, foreign issuers may not be subject to the accounting, auditing and financial reporting standards and practices applicable to domestic issuers. Further, there may be less publicly available information about foreign issuers increasing the chance of fraud.

Market Risk: Foreign securities markets may be less liquid and more volatile than a domestic securities market. Also, it is possible that foreign securities markets may require payments before securities are delivered. The substantive legal rights in foreign securities may be different with respect to delays and failures to perform.

Transaction Costs: The transaction costs associated with foreign securities may be higher than the transaction costs associated with domestic transactions. For example, a foreign government may impose a tax for buying, selling, or holding a particular security. Further, brokerage fees and custody costs may also be higher for foreign securities as opposed to their domestic counterparts.

Indirect Foreign Investments

The Fund may invest in American Depositary Receipts (ADRs), European Depostiary Receipts (EDRs), or Global Depositary Receipts (GDRs). ADRs are receipts issued by an American bank or trust company evidencing ownership of the security issued by the foreign issuer. There are two types of ADRs: sponsored and unsponsored. Holders of unsponsored ADRs generally bear all the costs of the ADR facility, whereas foreign issuers typically bear certain costs in a sponsored ADR. The bank or trust company of an unsponsored ADR may be under no obligation to distribute shareholder communications received from the foreign issuer or to pass through voting rights.

EDRs and GDRs are foreign equivalents of the ADR that evidence ownership of either foreign or domestic underlying securities. EDRs and GDRs are typically issued by foreign banks and trust companies.

The Fund may also invest in stocks issued by other investment companies subject to the limitations described in Section 12(d)(1) of the 1940 Act.

Indirect foreign investments are generally subject to the same sort of risks as direct investments in a foreign country as described above.

Illiquid Investments

Illiquid investments are those investments that for either contractual or legal reasons are not readily convertible into cash. An example of an illiquid investment is a stock or bond that is not traded actively and would be difficult to sell at once without taking a large loss. Although illiquid investments face potential delays on resale and generally are harder to valuate than other securities, there is a large institutional market for certain illiquid investments and it might be in the Fund's advantage to hold positions in such securities from time to time. Thus, Freedom Equity Fund may only invest up to 15% in illiquid investments at the time of purchase. If illiquid securities exceed 15% of the Fund's net assets after the time of purchase, then the Fund will reduce its holdings of illiquid securities until they are no longer in excess of 15% of the Fund's net assets. However, since illiquid investments might not be readily convertible into cash, it is understood that the Fund manager might not be able to dispose of such securities at will. Thus, the Fund may be forced to hold these excess illiquid securities while their price depreciates. The effect of such price depreciation in the illiquid securities may be an overall decrease in the net asset value of the Fund.

The Board of Trustees may from time to time establish a set of policies and procedures to determine which investments of the Fund constitute illiquid investments. The Board of Trustees may use the following factors when determining if an investment made by the Fund is illiquid:

- At what frequency are the particular securities traded?
- How many dealers or market makers are there with respect to the particular securities traded?

- How many markets and exchanges trade the particular securities?
- How widely held and how many of the particular securities are in the market?

Securities Borrowing and Lending

Securities borrowing occurs when the Fund borrows securities from third parties with the promise to sell them back to the lender in the future. Securities lending occurs when the Fund lends their securities to third parties who need to borrow securities to complete financial transactions. The Board of Trustees may from time to time establish policies and procedures to determine how third parties qualify as borrowers or lenders in these transactions. The Board of Trustees may look at the following factors when making such a determination:

1.   What is the creditworthiness of the borrower or lender as
        determined by a nationally recognized credit rating agency?
2.   Is the borrower or lender a small or large organization?

The third parties must be approved as lenders or borrowers by the Board of Trustees before the Fund may enter into such transactions. The Fund will not have the right to vote on securities while they are being lent, but it will generally call a loan in case the securities are subject to an important vote. All loans will be continuously secured by any or all of the types of collateral permitted by the SEC.

Asset-Backed Securities

Freedom Equity Fund may invest up to 15% in asset-backed securities. Asset-backed securities are collateralized by short maturity loans such as paper or account receivables originated by banks, credit card companies or other providers of credit. Either third parties or underlying assets are responsible for credit support. The originating bank does not serve as either an obligor or guarantor on the security. Credit enhancement techniques that might be used include but are not limited to the following: letters of credit, insurance bonds, limited guarantees, and over-collateralization.

Investment Company Securities

Freedom Equity Fund may invest in other investment companies' securities subject to the limitations described in Section 12(d)(1) of the 1940 Act.

Municipal Obligations

The Fund may invest in municipal obligations issued by states, territories and possessions of the United States and District of Columbia. The Fund may also invest 10% in industrial bonds that may be backed only by the credit and security of a private issuer.

The value of municipal obligations can be affected by changes in their actual or perceived credit quality. The credit quality of municipal obligations may be affected by events including but not limited to the following: the issuer's or guarantor's financial condition, the issuer's or guarantor's future borrowing plans and sources of revenue, the chances of success of the project, the political or economic atmosphere of the place where the security is issued, and the liquidity of the security. Given that municipal securities are generally traded over-the-counter, the liquidity of the issued obligation may be tied to the willingness of dealers to create a market for the municipal security. Municipal obligations may also be subject to demand features that would enable the Fund to demand payment on short notice from the issuer.

"Naked" Short Sales and "Short Sales Against the Box"

Freedom Equity Fund reserves the right to engage in "naked short sales" and "short sales against the box" subject to any restrictions promulgated by the Securities Exchange Act. However, the Board of Trustees has determined that Freedom Equity Fund initially shall not enter into these types of investment transactions.

"Naked" short sales are the sale of a security that the Fund does not currently own to a purchaser at a specified date and specified price to take advantage of an anticipated decline in the price or to protect a profit in a long term position.

"Short sales against the box" is a technique involving selling either a security that a Fund owns, or a security equivalent in kind and amount to the security sold short that the Fund has the right to obtain, for delivery at a specified date in the future. The main motive of such transactions is to protect a capital gain in the shares that are owned, while deferring a long term gain into another tax year.

Coupon Securities

The Board of Trustees of Freedom Equity Fund has determined that the Fund may invest up to 10% in zero-coupon, pay-in-kind, and step-coupon securities.

Zero-Coupon Securities: Zero-coupon securities are issued and traded at a discount from their face value. They do not entitle the holder to any periodic payment of interest prior to maturity. Current federal income tax law requires holders of zero-coupon securities to report as income the portion of the original issue discount on such securities that accrues during a given year. In order to qualify as a "regulated investment company" under the Internal Revenue Code of 1986, as amended, and the regulations thereunder (the "Code"), the Fund must distribute the required percentage of the investment company taxable income, including the original issue discount accrued on zero-coupon securities. Because the Fund will not receive cash payments on a current basis in respect of accrued original-issue discount on zero-coupon bonds during the period before interest payments begin, in some years the Fund may have to distribute cash obtained from other sources in order to satisfy the distribution requirements under the Code. The Fund may obtain such cash by selling other portfolio holdings that might cause the Fund to incur capital gains or losses on the sale. These actions are also likely to reduce the assets to which Fund expenses could be allocated and to reduce the rate of return for the Fund. In some circumstances, such sales might be necessary in order to satisfy cash distribution requirements even though investment considerations might otherwise make it undesirable for the Fund to sell the securities at the time.

Step-Coupon Securities: Step-Coupon securities are traded at a discount from their face value and they pay coupon interest. The discount from face value is generally linked to factors such as the current interest rate, the liquidity of the security, the creditworthiness of the issuer, and the time remaining until cash payments are to begin. The interest on step-coupons is low initially but then gradually increases. Step-coupon securities are subject to the same risks as zero-coupon securities described above. Moreover, they have the same reporting requirements under the Code.

Pay-in-Kind Securities: Pay-in-kind securities normally give the issuer an option to pay cash at a coupon payment date or give the holder of the security a similar bond with the same coupon rate and a face value equal to the amount of the coupon payment that would have been made. For the purposes of the Fund's restriction on investing in income-producing securities, income-producing securities include securities that make periodic interest payments as well as those that make interest payments on a deferred basis or pay interest only at maturity. Pay-in-kind securities are more volatile than the prices of securities that pay interest periodically and in cash and are likely to respond to changes in interest rates to a greater degree than other types of debt securities having similar maturities and credit quality.

Mortgage-Backed Securities

A mortgage-backed security is a share or certificate of interest in a pool of debt obligations that have been repackaged by an intermediary, such as a bank or broker-dealer. The purchaser of a mortgage-backed security receives an undivided interest in the underlying pool of securities. The issuers of the underlying securities make interest and principal payments to the intermediary which are passed through to purchasers, such as the Fund. Freedom Equity Fund may invest assets in mortgage-backed securities to the maximum extent allowed by the Securities and Exchange Commission.

Ginnie Mae Certificates are mortgage-backed securities that evidence an undivided interest in a pool of mortgage loans. Ginnie Mae Certificates differ from bonds in that principal is paid back on a monthly basis over the term of the loan as opposed to a lump sum at maturity. The Fund may purchase "modified pass-through" Ginnie Mae Certificates, which entitle the holder to receive a share of all interest and principal payments paid and owned on the mortgage pool, net of fees paid to the "issuer" and Ginnie Mae, regardless of whether or not the mortgagor actually makes the payment. Ginnie Mae Certificates are backed as to the timely payment of principal and interest by the Full Faith and Credit of the U.S. government.

Freddie Mac issues two types of mortgage pass-through securities: mortgage participation certificates ("PCs") and guaranteed mortgage certificates ("GMCs"). PCs resemble Ginnie Mae Certificates in that each PC evidences a pro rata share of all interest and principal payments made and owned on the underlying pool. Freddie Mac guarantees timely payments of interest on PCs and the full return of principal. However, they are not backed by the Full Faith and Credit of the U.S. government. GMCs also represent a pro rata interest in a pool of mortgages. However, these instruments pay interest semiannually and return principal once a year in guaranteed minimum payments. This type of security is guaranteed by Freddie Mac as to timely payment of principal and interest but it is not guaranteed by the Full Faith and Credit of the U.S. government.

Fannie Mae issues guaranteed mortgage pass-through certificates. Fannie Mae Certificates resemble Ginnie Mae Certificates in that each Fannie Mae Certificate represents a pro rata share of all interest and principal payments made and owned on the underlying pool. This type of security is guaranteed by Fannie Mae as to timely payment of principal and interest but it is not guaranteed by the Full Faith and Credit of the U.S. government.

Except for GMCs, each of the mortgage-backed securities described above uses monthly payments to the holder, reflecting the monthly payments made by the borrowers who received the underlying mortgage loans. The payments to the security holders, like the payments on the underlying loans, are to both principal and interest. Although the underlying mortgage loans are for specified periods of time, such as 20 or 30 years, the borrowers are entitled to prepayment of the full loan. Thus, the security holders frequently receive prepayments of principal in addition to the principal that is part of the regular monthly payments. The portfolio manager shall consider estimated prepayment rates in calculating the average weighted maturity of the Fund. A borrower is more likely to prepay a mortgage that bears a relatively high rate of interest. This means that if interest rates are declining, higher yielding mortgage-backed securities held by the Fund might be converted to cash and the Fund will be forced to accept lower interest rates when the cash is used to purchase additional securities in the mortgage-backed securities sector or in other investment sectors. Prepayments also limit the Fund's ability to participate in market gains to the same degree as a like security that is not subject to prepayment.

Other Income-Producing Securities

Other types of income producing securities that Freedom Equity Fund may purchase include, but are not limited to, the following types of securities:

Variable and floating obligations: These obligations pay interest at rates that are set by a predetermined formula. Generally, the interest rate is linked to some interest rate index or market interest rate. Usually, the purpose of floating rates is to decrease the security's price sensitivity to changes in interest rates. These securities are risky because the portfolio manager must correctly assess probable movements in interest rates. This skill is not a common characteristic to other types of investments. If the portfolio manager makes an incorrect assessment, the effect may be an overall decrease in the Fund's net asset value.

Standby commitments: These obligations give the Fund the option to make a broker, dealer or bank repurchase the security subject to the standby commitment at a specified price.

Tender option bonds: These bonds are relatively long-term bonds that are coupled with the option to tender the securities to a bank, broker-dealer, or other financial institution at periodic intervals and receive the face value of the bond. The purpose of these investments is to increase a security's liquidity.

Inverse floaters: These debt instruments bear an inverse relationship to the interest rate on another security. Inverse floaters also depend on the ability of the portfolio manager to correctly assess probable movements in the interest rate. Incorrect analysis of the relevant interest rates may have the overall effect of decreasing the Fund's net asset value.

Strip Bonds: Strip bonds are debt securities that are stripped of their interest after the securities are issued. Strip bonds generally fluctuate more in response to changes in interest rates than interest-paying securities of comparable maturity.

Repurchase Agreements

Repurchase agreements are classified as loans under the Investment Company Act of 1940. A repurchase agreement occurs when the Fund buys a security and simultaneously commits to resell that same security to the seller at a particular price on a particular date. The resale price is calculated by adding the purchase price plus an agreed upon small fee which is unrelated to the coupon rate or maturity of the purchased security. A typical repurchase agreement involves the obligation of the seller to pay the agreed upon price.   The obligation is secured by the value of the underlying security or collateral. One risk associated with repurchase agreements is the failure of the seller to complete their obligation to repurchase the security, which may cause the Fund to suffer a loss in the event that the market value of the securities decline before they can be liquidated on the open market. Another risk in repurchase agreements is that the seller may become insolvent or bankrupt. In this situation, the Fund may encounter delays and increased costs in liquidating the underlying security. It is not possible to eliminate all risks associated with repurchase transactions, however, the Fund has created certain policies to reduce the risks associated with entering into such agreements. It is the policy of the Fund to only engage in repurchase agreements with those parties whose creditworthiness has been reviewed and found satisfactory by the Investment Adviser of Freedom Equity Fund. Additionally, the Fund will generally be restricted to only enter into repurchase agreements that mature within one week.

The Fund may enter into reverse repurchase agreements for the following purposes: 1) to obtain cash when the Fund believes there is a substantially high number of redemption requests; 2) for temporary or emergency purposes as determined by the Fund manager; or 3) to earn additional income for the Fund. Reverse repurchase agreements can be characterized as agreements where the Fund sells a security to a buyer in return for cash and simultaneously agrees to repurchase the same instrument at a particular price on a particular date.

High-Yield/High-Risk Bonds

Freedom Equity Fund may invest in bonds up to the maximum permitted by the Investment Company Act of 1940. A bond must be rated as investment grade, if applicable, by both Standard & Poor's Ratings and Moody's Investors Service, Inc. Freedom Equity Fund may invest in bonds that are rated below investment grade. A bond is rated below the investment grade by any of the major credit rating agency. The Fund manager may decide to buy a bond below investment grade when the Fund manager believes that the issuer will make their scheduled interest and principal payments. Lower rated bonds involve a higher degree of credit risk since there is a greater chance that the issuer will not make their scheduled interest payments or principal payments. If the issuer fails to make their scheduled interest or principal payments, the effect may be a decrease in the net asset value of the Fund.

Freedom Equity Fund may also invest in unrated bonds of foreign and domestic issuers. Unrated bonds may be subject to increased credit risk and are likely to have less of a market since buyers may be cautious in purchasing bonds that do not have an investment grade. The Fund manager will only invest in unrated bonds if the manager believes the issuer will likely make the scheduled interest and principal payments. If the issuer fails to make the scheduled interest or principal payments, the effect may be a decrease in the net asset value of the Fund.

Defaulted Securities

Defaulted securities are companies that have not made their scheduled income and principal payments. The purchase of defaulted securities is considered high risk. The purchase of defaulted securities is subject to the following risks:

Financial and Market Risks: Investments in securities that are in default involve a very high degree of risks that can result in substantial losses. An issuer of a security in default is likely to have substantial capital needs and may become involved in bankruptcy or reorganization proceedings. It might be difficult to obtain relevant financial and economic information about the issuer and the security. The market price of such securities is extremely volatile, and there may be an increased spread between bid and asked prices of such securities.

Disposition of Portfolio Securities: Although the Fund generally will purchase securities for which the Fund manager expects an acceptable amount of liquidity, defaulted securities may be less actively traded than other securities. In that circumstance, it may be difficult for the Fund to dispose of securities at prevailing market prices and such an event may result in an overall decrease in the net asset value of the Fund. Thus, the Fund will limit holdings of any such securities to an amount that the Fund manager believes could be readily sold, and holding of such securities would, in any event, be limited so as not to limit the Funds' ability to readily dispose of securities to meet redemptions.

Although defaulted securities are subject to the risks stated above, an investment in defaulted securities may be advisable if there is an opportunity for capital appreciation. The Fund manager will invest in defaulted securities only when the manager believes that the underlying financial and economic condition of the issuer is likely to improve and that there is an opportunity for capital appreciation. Further, the Board of Trustees may determine from time to time to set policies and procedures designed to further protect the Fund from the risks associated with investing in defaulted securities. Currently, the Board of Trustees has determined that Freedom Equity Fund may invest only up to 10% of net assets in defaulted securities at any given time.

Futures, Options, and Other Derivative Instruments

Future Contracts. The Fund may enter into contracts for the purchase or sale for future delivery of fixed-income securities, foreign currencies, or any other such obligation or contract based on the market value of the stocks comprising the relevant index. According to Commodity Futures Trading Commission ("CFTC") regulations, future contract trading must be administered through a futures commission merchant ("FCM") or through a brokerage firm that is a member of the relevant contract market. Through their clearing corporations, the exchanges guarantee performance of the contracts as between the clearing members of the exchange.

The Fund may enter into future contracts for the future delivery of U.S. or foreign government securities, equity, or fixed income securities as well as those based on financial indices. The Fund's portfolio manager must believe that the futures commission merchant ("FCM") is creditworthy before the Fund does business with the FCM. As described above, U.S. futures contracts are regulated by the CFTC and these contracts must be executed by a CFTC approved futures commission merchant, or brokerage firm, which is a member of the relevant market. The CFTC guarantees performance of futures contracts traded on their exchanges.

The Fund shall primarily use the futures market to decrease the Fund's sensitivity to movements in the value of securities or interest rates without entering an agreement to purchase or sell the underlying securities. The Fund shall keep liquid assets in its segregated account equal to the difference between the contract price and the margin payments made by the Fund. The liquid assets shall come from the Fund's portfolio. Conversely, if the Fund holds stock and seeks to protect itself from a decrease in stock prices, the Fund might sell stock index futures contracts in anticipation of an increase in the value of the futures contract position that offsets the potential decline in the Fund's securities holdings without having to sell the underlying securities. The risk involved is that if the strategies of the Fund manger do not work as anticipated, there is a possibility of an overall decrease in the Fund's net asset value.

If the Fund manager believes that interest rates will increase and thus the value of bonds held by the Fund will decrease, the Fund may take a short position in interest rate futures contracts. This is the equivalent of selling the bonds in the portfolio except that if interest rates increase as anticipated, the value of the Fund's future contract will increase, thereby keeping the Fund's net asset value from declining as much as it would have. Conversely, if the Fund manager believes that interest rates will decrease, the Fund may take a long position in the interest rates futures contracts. The Fund may use derivatives for this purpose if the Fund manager believes that under the circumstances futures are likely the quickest and easiest investment tool to use to reduce risk.

Although the Fund will establish and maintain cash or liquid assets at least equal to outstanding future obligations, the assets would be available immediately upon the closing of the futures position. Since the cash or liquid assets must be maintained throughout the duration of the obligation, there is a risk that the Fund will forego potentially greater profitability since those same assets might have been better invested in other securities.

The actual difference between prices in the cash and futures market may fluctuate. Fluctuations can be caused by a variety of factors. First, participants in the futures market may choose to pay their variation payments through offsetting transactions. Second, the liquidity of the futures market is related to whether participants actually make or take delivery of the instrument underlying a futures contract instead of entering into offsetting transactions. If the participants make or take delivery, liquidity in the futures market may be reduced thus causing fluctuations to the price of the futures market. Finally, the futures market may fluctuate in response to a sudden influx of speculative investors. Due to the possibility of price fluctuation in the futures market, the Fund may lose money in futures even if the portfolio manager correctly assesses general price trends.

Investing in futures markets is subject to risks. The Fund's overall performance may be worse than if the Fund did not enter into any futures contract. This circumstance may occur if the Fund manager ultimately is incorrect in forecasting future price trends. For example, if the Fund has hedged against the effects of a possible decrease in price of securities held in its portfolio and prices increase instead, the Fund will lose part or all of the benefit of the increased value of these securities because of offsetting losses in its futures position. The Fund may have to sell securities in order to establish or maintain the liquidity of the daily variation margin payments. These sales of securities may occur at times when it would have been better to hold.
The value of a future contract is related to a variety of factors, most importantly the value of the underlying instrument representing the contract. Since the types of future contracts available are limited, it is possible that the standardized future contract available to the Fund may not match the Fund's current investment needs. The Fund reserves the right to buy and sell future contracts based on underlying instruments different from the security in which the Fund invests. For example, the Fund may hedge the securities held in the portfolio against a futures contract based on a broad index of securities which involves the risk that the futures position will not correlate with the performance of the Fund's investments.

Future prices based on instruments that are substantially similar to the underlying instruments can still diverge in price from the underlying instruments under certain situations. For example, future prices may be affected by current and anticipated short-term interest rates, changes in volatility of the underlying instruments, and the time remaining on the futures contract. These fluctuations might not apply to securities prices. The distinction between the Fund's investments and its futures position may be heightened by differing levels of demands for the futures market and the securities market, structural differences in how futures and securities are traded, or from imposition of daily price fluctuation limits for futures contracts. The Fund may buy or sell futures with a greater or lesser value than the securities it is hedging against or considering purchasing if the Fund manager believes that it will compensate for differences in the prices of futures and securities. If the price change in the Fund's futures position is poorly correlated with the securities held in the portfolio, the overall effect may be a decrease in the Fund's net asset value.

One of the advantages of entering into the futures contract market is that the market is generally liquid. Futures contracts are generally settled within a day from the date they are closed out as opposed to securities, some which can take up to three days to complete. However, there is no guarantee that the futures market will be liquid. For example, the future exchanges can stop trading if a particular contract moves out of the daily price fluctuation limit. If the Fund holds such a contract, they might not be able to promptly liquidate unfavorable futures positions and may be required to hold the contract until the delivery date. The overall effect of such limitations may be that the Fund is forced to hold a futures position longer than anticipated, thus possibly creating an overall decrease in the Fund's net asset value.

Options on Future Contracts. Freedom Equity Fund may buy and write put and call options on futures contracts. Purchasing an option gives the Fund the right (but not the obligation) to buy or sell a futures contract at a specified price on or before a specified date. The purchase of a call option on a futures contract is similar in some respects to the purchase of a call option on an individual security. Depending on the price of the option compared to either the price of the futures contract upon which it is based or the price of the underlying instrument, ownership of the option may or may not be less risky than ownership of the futures contract or the underlying instrument. The Fund reserves the right to buy a call option on a futures contract to hedge against a market advance even when it is not fully invested.

Freedom Equity Fund may enter into a call option to serve as a partial hedge against declining prices on the underlying security or currency upon which is it based, or of the index comprising, the futures contract. If the price of the future at the expiration of the option is less than the price of the underlying security upon delivery, the Fund will have retained the full amount of the option premium. This will provide a partial hedge against any decline that may have occurred in the Fund's portfolio holdings. Similarly, the Fund may enter into a put option to serve as a partial hedge against increasing prices on the underlying security or currency upon which it is based, or of the index comprising, the futures contract. If the price of the future at the expiration of the option is less than the price of the underlying security upon delivery, the Fund will have retained the full amount of the option premium. This will provide a partial hedge against any increase in the price of securities that the Fund was contemplating purchasing. If a call or put option the Fund holds is exercised, the Fund will incur a loss which will be reduced by the premium it has received. The Fund's loss from existing option on futures may to some extent be reduced or increased by changes in the value of portfolio securities depending on the degree of correlation between the change in the value of the securities held in the portfolio and the change in the value of the futures position.

The Fund generally will buy a put option on futures contracts under similar conditions to buying put options on all other types of contracts. For example, if the Fund wants to hedge against falling prices or rising interest rates, it might buy a put option to protect its investment in securities without having to sell the underlying securities.

The risk involved in buying an option on a futures contract is the premium paid for the option plus related transaction costs. In addition, the purchase has the risk that changes in the value of the underlying futures contract are not fully reflected in the value of the purchased options.

Forward Contracts. A forward contract is an agreement between two parties where one party delivers a specified amount of an asset at a specified time in the future and the other party pays a specified price for delivery of the asset. The Fund may enter into forward contracts to purchase and sell government securities, equity or income securities, foreign currencies, or other financial instruments. Forwards are generally traded on inter-bank markets between traders and their customers. Forward contracts differ from future contracts in that they can be more specific - they can be narrowly tailored to meet the needs of the specific parties that enter into these types of contracts. The parties to a forward contract have the option to offset or terminate the contract before its maturity, or they may hold the contract to maturity and complete the contemplated exchange.

A forward currency contract is an obligation to buy or sell an amount of a specified currency for an agreed price (which may be in U.S. dollars or a foreign currency). Freedom Equity Fund may enter into forward currency contracts under the following situations. The Fund may enter into forward currency contracts with stated contract values of up to the value of the Fund's assets. The Fund may buy and sell currencies through forward currency contracts as a hedge to securities it has agreed to buy or sell.

The Fund may hedge its securities that are exposed to foreign currency fluctuations against an anticipated decline in the value of that currency relative to the U.S. dollar by entering into forward currency contracts to sell that foreign currency or another like currency whose performance is expected to be at least equal to that foreign currency relative to the U.S. dollar. The Fund may also participate in an option or futures contract based on foreign currencies. The Fund may enter into forward currency contracts with respect to a currency where the Fund is considering the purchase or sale of investment denominated in that currency but has not yet selected the specific investments. Finally, the Fund may enter into a forward currency contract to purchase or sell one foreign currency for another foreign currency that the portfolio manager believes will perform more favorably relative to the U.S. dollar.

The hedging techniques discussed above have the overall effect of decreasing sensitivity to currency fluctuation, but they do not eliminate fluctuations in the underlying U.S. dollar equivalent value of the proceeds or rates of return on Freedom Equity Fund's securities that are based on a foreign currency. There generally will still be a difference between the increase in the value of a forward contract and the decline in the U.S. dollar equivalent value of the foreign currency based asset even when using hedging techniques. If the Fund exchanges one foreign currency for another, there is a risk that the shift will eliminate the Fund's opportunity to profit from increases in the value of the original foreign currency and involves an increased risk of loss if the portfolio manager incorrectly forecasts the performance of the respective foreign currencies relative to the U.S. dollar. Proxy hedges and cross-hedges may result in losses if the currency used to hedge does not perform similarly to the currency in which hedged securities are denominated. It is also possible that the Fund may not always enter into forward contracts at attractive prices and may be limited as to using such contracts for hedging purposes. If unforeseen changes such as the ones listed above occur, it is possible that the Fund would have performed better if it had not entered into such contracts.

The Fund will cover outstanding forward currency contracts with liquid investments based on the currency underlying the security or transaction being hedged by the forward contract. The Fund must cover the remainder of these positions with cash or other liquid assets if the Fund cannot cover such positions based on foreign currency based liquid investments alone. If the value of the securities used to cover a position declines, then the Fund will have to cover using additional cash or liquid assets. The value of the securities will be calculated on a daily basis to ensure that the value of the covered assets will be equal to the amount of the Fund's commitments with respect to such contracts. All cash or other liquid investments necessary to cover forward positions shall be kept in a segregated account from the Fund's other investments. However, instead of segregating assets, the Fund will also have the option to buy call options permitting the Fund to buy the amount of foreign currency being hedged by a forward sale contract or to sell the amount of foreign currency subject to a forward buy contract.

Forward contracts are currently traded on inter-bank market exchanges. These contracts are not regulated by the CFTC, the agency that regulates futures trading. While forward contracts are not currently regulated by the CFTC, the CFTC may in the future assert authority to regulate forward contracts. Given the similar nature of futures and forward contracts, it is possible that forward contracts will be under the scope of the CFTC's regulatory powers in the future. In such event, the nature of futures contracts trading might change and the Fund's ability to utilize forward contracts may be restricted. In addition, the Fund may not always be able to enter into forward contracts at attractive prices and may be limited in its ability to use these contracts to hedge Fund assets.

Options on Foreign Currencies. Freedom Equity Fund may buy or write options on foreign currencies in situations similar to when either futures or forward contracts on foreign currencies would be used. The Fund might buy put options on a foreign currency if the Fund manager believes that the position of the U.S. dollar respective to the foreign currency may decline and the Fund currently holds securities based on the foreign currency. Similarly, the Fund may sell put options on a foreign currency if the Fund manager believes that the position of the foreign currency respective to the U.S. dollar may decline and the Fund currently holds securities based on the foreign currency.

On the other hand, if the Fund manager believes that the position of the U.S. dollar respective to the foreign currency is increasing and the Fund holds securities based on the foreign currencies, the Fund may buy call options on the foreign currency. The purpose of buying call options would be to try to offset against the adverse movement of the underlying exchange rates. These transactions generally only partially offset adverse movements due to premium and transaction costs. Further, if the currency exchange rates do not move in the direction anticipated, the Fund could lose the opportunity to participate in foreign currency options that otherwise would have been advantageous.

The Fund may also write options on foreign currencies. The Fund may write such options to hedge against a decline created by adverse movements in the relevant exchange rates of the currencies involved as an alternative to buying a put option.

If the expected decline occurs, the option will most likely not be exercised and the decline in value of portfolio securities may be totally or partially offset by the amount of the premium received.

Freedom Equity Fund may also write put options on foreign currencies for hedging purposes instead of purchasing put options. For example, if the U.S. dollar is declining respective to a foreign currency and the Fund holds securities based on such foreign currency, the Fund may write a call option on the relevant currency. The Fund would be able to offset the decline in the value of portfolio securities against the amount of premium received from the call option. Similarly, instead of purchasing a call option to hedge against an increase in the U.S. dollar cost of securities to be acquired, the Fund could write a put option on the relevant currency. The Fund would be able to hedge the increased cost up to the amount of the premium.

The risks associated with writing options is that they only constitute a partial hedge up to the amount of the premium. Further, if exchange rates do not move as expected, the option may be exercised causing the Fund to buy or sell the underlying security at a loss. The Fund also loses out on the opportunities that would have been obtained from the favorable movements in the exchange rates.

Freedom Equity Fund may also write call options on foreign currencies. Call options written on a foreign currency must be covered in that the Fund must own the foreign currency underlying the call to have the right to receive the foreign currency without paying additional consideration upon conversion or exchange of other foreign currencies held in the portfolio. A call option is also covered if the exercise price of the call held is equal to or less than the exercise price of the call written or is greater than the exercise price of the call written where the Fund maintains the difference in cash or other liquid assets.

The Fund may write call options on foreign currencies for cross-hedging purposes. The Fund might do this when the Fund is trying to provide a hedge against a decline due to an adverse change in the exchange rate in the U.S. dollar value of a security that the Fund owns or has the right to acquire and which is based in the currency underlying the option. When the Fund uses call options for cross-hedging purposes, the Fund must keep in cash or other liquid assets an amount not less than the value of the underlying foreign currency in U.S. dollars marked-to-market daily.

Options on Securities. Freedom Equity Fund may write and buy covered put and call options on securities traded on any exchange with the intent to increase current income and reduce fluctuations in the Fund's net asset value. The Fund may write and buy options on the same types of securities that the Fund purchases directly.

Put options are covered when the Fund segregates either cash not available for investment or other liquid assets with a value equal to the exercise of the price with the Fund's custodian. They are also covered when the Fund holds a put on the same security and in the same principal amount as the put written and the exercise price of the put written and the exercise price of the put held is equal to or greater than the exercise price of the put written. The buyer of the option generally will have to pay a premium for the option. The premium paid may be based on such factors as the relationship of the exercise price to the market price, the volatility of the underlying security, how much time is left on the option, supply and demand, and interest rates.

Call options are covered when the Fund owns the underlying security covered by the call or has an absolute and immediate right to acquire such security without additional consideration upon conversion or exchange of other securities held in its portfolio. Call options are also covered when the Fund holds a call on the same security and in the same principal amount as the call written and the exercise of the call held is equal to or less than the exercise price of the call written or is greater than the exercise price of the call written if the difference is maintained by the Fund in cash and other liquid assets in a segregated account with its custodian.

Freedom Equity Fund may also write call options that are not covered for cross-hedging purposes. The Fund may do this when the premium to be received from the cross-hedge transaction would be more than what would be received from writing a covered call option and where the portfolio manager believes that writing the option would achieve the desired hedge.

The writer of an option does not have control over when the securities underlying the option will be sold because the buyer of the option may exercise their right to sell prior to the termination of the obligation. Whether or not an option expires unexercised, the writer retains the amount of the premium. This amount may, in the case of a covered call option, be offset by a decline in the market value of the underlying security during the option period. When a call option is exercised, the writer will experience a profit or loss from the sale of the underlying security. When a put option is exercised, the writer must fulfill the obligation to buy the underlying security at the exercise price, which will usually exceed the market value of the underlying security at that particular time.

The writer of an option may terminate its obligation by buying an option of the same series as the option previously written. This is a closing purchase transaction. It has the effect of the clearing corporation canceling the writer's position. A writer shall not effect a closing purchase transaction if the writer has been notified of an intent for the option to be exercised. Likewise, an investor who holds an option may liquidate its position through a closing sale transaction. In a closing sale transaction, the investor must sell an option of the same series as the option previously bought. There is no guarantee that either a closing purchase transaction or a closing sale transaction will be recognized.

If the Fund effects a closing transaction on a written call option, the Fund can write another call option on the underlying security with either a different exercise price or expiration date or both. If the Fund effects a closing transaction on a written put option, the Fund can write another put option only to the extent that the exercise price is secured by other liquid assets. When the Fund effects a closing transaction, it also frees cash or other proceeds once the underlying securities subject to the option are sold. Thus, if the Fund wants to sell a particular security that it currently holds in its portfolio on which it has written a call option, then the Fund will effect a closing transaction prior to or concurrently with the sale of the security.

The Fund will realize a profit from a closing transaction when the price of the purchase transaction is less than the premium received from writing the option or the price received from the sale transaction is more than the premium paid to buy the option. Conversely, the Fund will recognize a loss from a closing transaction when the price of the purchase transaction is more than the premium received from writing the option or the price received from the sale transaction is less than the premium paid to buy the option. Since increases in the market of a call option generally reflect increases in the market price of the underlying security, any loss resulting from the repurchase of a call option is likely to be offset in whole or in part by the appreciation of the underlying security owned by the Fund.

An option position may be closed out if and only if a secondary market exists for an option of the same series. If there is no secondary market, the Fund may not be able to effect closing transactions in a particular option forcing the Fund to exercise the option in order to realize any profit. If the Fund is not able to effect a closing purchase transaction in a secondary market, it will not be able to sell the underlying security until the option expires or it delivers the underlying security upon exercise. This may occur in a variety of situations including the following: insufficient trading interest in certain options, restrictions imposed on the exchange where the options were traded, trading halts, and unforeseeable events such as the Exchange discontinuing the trading of options.

The Fund may write call options in connection with buy-and-sell transactions. The exercise price of a call will depend upon the expected price movement of the underlying security. The exercise price of a call option will be either below, equal to, or above the current value of the underlying security at the time the option was written. If the exercise price of a call option is below the current value of the underlying security, then the option is considered in-the-money. In-the-money call options may be used when it is expected that prices will remain the same or decline moderately during the option period. If the exercise price of a call option is at the current value of the underlying security, then the option is considered at-the-money. At-the-money call option may be used when it expected that prices will remain fixed or increase moderately during the option period. If the exercise price of a call option is above the current value of the underlying security, then the option is considered out-of-the-money. Out-of-the-money call options may be used when it is expected that the premiums received and the appreciations in the market price of the underlying security up to the exercise price will exceed the appreciation of the underlying security alone. The Fund shall receive premiums for writing the option, adjusted upwards or downwards by the difference between the Fund's purchase price of the security and the exercise price when they enter into such transactions. If the options are not exercised and the price of the underlying security decreases, then the amount of such decline may be offset by the amount of premium received.

The Fund may write covered put options. The risks associated with writing such transactions resemble those in buy-and-write transactions. If the market price of the underlying security rises above the exercise price, the put option will expire worthless and the Fund's only gain is in the premium received from the option. If the market price of the underlying security falls below the exercise price, the Fund has the choice to either take delivery of the security at the exercise price or to close the position. The Fund's return can be calculated as the premium received from the option minus the amount by which the market price of the security is below exercise price.

The Fund may buy put options to hedge against an anticipated decline in the value of its securities held in its portfolio. The Fund will reduce any profit it might otherwise have received in the underlying security by the amount of premium paid for the put options and by transaction costs.

The Fund may buy call options to hedge against an anticipated increase in the price of securities that it contemplates buying in the future. The benefit is the profit received by the Fund for exercising the options minus the premium paid for the call options and transaction costs. There will be no benefit if the price of the underlying securities rises to such a degree that the Fund would find it unprofitable to exercise the options during the options period.

Eurodollar Investments. The Fund may invest in Eurodollar instruments. Eurodollar instruments are futures contracts or options based on the U.S. dollar which are linked to the London Interbank Offered Rate ("LIBOR"), although instruments which are based on foreign currencies are available from time to time. The advantage of Eurodollar investments is that they enable purchasers and sellers to obtain fixed rates for borrowing or lending funds. The Fund may use Eurodollar investments for hedging purposes since many interest rate swaps and fixed-income instruments are linked to the LIBOR.

Swaps and Swap-Related Products. The Fund may enter into interest rate swaps, caps and floors on either an asset-based or liability-based basis, depending on the hedging purpose, and will usually enter into interest rate swaps on a net basis (i.e. the two payment streams are netted out, with the Fund receiving or paying, as the case may be, only the net amount of the two payments). When entering into a swap or swap-related transaction (i.e. cap or floor), the Fund must establish and maintain a segregated account consisting of cash or other liquid investments equal to or exceeding the amount of the Fund's obligations or the Fund's entitlements. In the case of a non-netted interest rate swap, the Fund must keep the full amount of its obligation in cash or liquid investments during the period of the swap. The Fund will monitor the creditworthiness of the counterparties on an ongoing basis. If there is a default by a counterparty, the Fund shall have contractual remedies based on the agreement defining the transaction.

Some interest rate swap transactions may involve the delivery of securities or other underlying assets by the Fund or the other party to collateralize obligations under the swap. In these arrangements, the risk of loss is limited to the net amount of the payments that the Fund is contractually obligated to make. If the other party to an interest rate swap is not collateralized and subsequently defaults, then the Fund would risk the loss of the net amount of the payments that it is contractually entitled to receive.

Additional Risks of Options on Foreign Currencies, Forward Contracts and Foreign Instruments.

Options on foreign currencies and forward contracts are not regulated by the CFTC or the Securities and Exchange Commission ("SEC"). Future contracts are regulated by the CFTC. Foreign currencies and forward contracts are traded by financial institutions such as large banks although foreign currency options can also be traded on certain Exchanges as long as they comport with SEC regulations. Options on currencies may be traded over-the-counter instead of on exchanges. Over-the-counter trading is more risky than Exchange trading since there are no price or trading limits. The buyer of an option could lose the entire premium plus transaction costs. An option writer and buyer or seller of futures or forward contracts could lose substantial amounts in excess of any premium received or initial margin or collateral posted due to the potential additional margin and collateral requirements associated with such positions.

When foreign currency options are traded on Exchanges, they come within the scope of SEC regulation. Therefore, foreign currency options traded on Exchanges will have many of the same protections as other investments traded on the Exchange. For example, foreign currency option positions entered into an exchange are cleared and guaranteed by the Options Clearing Corporation ("OCC"), thereby reducing the risk that the other party will default. Also, the secondary market for options on an organized Exchange is likely to be more liquid than for options that are traded over-the counter, potentially permitting the Fund to liquidate open positions at a profit prior to exercise or expiration, or to limit losses in the event of adverse market movements.

Exchange-traded foreign currency options are still subject to many risks. For example, there is no guarantee that foreign currency options will have a liquid secondary market. Other effects such as adverse market conditions, margining of options written, or foreign government intervention could hurt the Fund's position with respect to an option. Exchange-traded foreign currency options have the additional risk that the OCC may impose special procedures on the exercise of foreign options such as technical changes in the mechanics of delivery of currency, the fixing of dollar settlement prices, or prohibitions on exercise.

The Fund may among others trade options on U.S. government securities, equities, futures contracts, options on futures contracts, forward contracts and options on foreign currencies. Any governmental action affecting trade or prices of foreign currencies or securities may have an adverse impact on such transactions. Other factors, such as unavailable data on which trading decisions would be based, foreign political and economic factors, delays in the Fund's ability to act upon economic events occurring in foreign markets during non-business hours in the U.S., low trading volumes, or the imposition of different exercise and settlement terms than those used in the U.S. could adversely affect the value of such positions.

FUNDAMENTAL POLICIES AND RESTRICTIONS

The following policies are deemed "fundamental policies" of Freedom Equity Fund. Fundamental policies of Freedom Equity Fund may not be changed without shareholder approval. Shareholder approval is obtained by a majority vote of the outstanding voting securities of the Fund in favor of changing such policies.

(1)   The Fund may not underwrite securities issued by others except to the extent that it may be deemed to be an underwriter under the applicable securities laws.

(2)   The Fund may not purchase real estate or any interests in real estate.The Fund may own debt or equity securities issued by companies who engage in the real estate business. The Fund may also buy or sell securities which represent interests in real estate. The Fund may buy and sell real estate or interests in real estate when the Fund receives such interests or real estate through an exercise of the Fund's rights with respect to debt obligations that are secured by interests in real estate or real estate.

(3)   The Fund may not purchase or sell physical commodities or commodity contracts, except that the Fund may purchase and sell financial futures contracts and options.

(4)   The Fund may not lend any security or make any other loan if, as a result, more than 25% of a Fund's total assets would be lent to other parties. This limitation does not apply to purchases of commercial paper, debt securities, or repurchase agreements.

(5)   The Fund may not buy or sell oil, gas, or other mineral interests. The Fund may buy and sell securities that represent interests in, or are secured by interests in, such leases, rights, or contracts. The Fund may

buy or sell such interests in leases, rights, or contracts when the Fund receives such rights through an exercise of its rights as a holder of debt obligations in such leases, rights, or contracts.

(6)   The Fund may not mortgage or pledge any securities owned or held by the Fund in amounts that exceed, in the aggregate, 15% of the Fund's net asset value, provided that this limitation does not apply to reverse repurchase agreements, deposits of assets to margin, guarantee positions in futures, options, swaps or future contracts, or the segregation of assets in connection with such contracts.

(7)   The Fund may not invest in companies for the sole purpose of trying to wrest control of management.

(8)   Nonwithstanding any of the restrictions listed above, the Fund may invest all or substantially all of its assets in the securities of another open-end investment company, provided, however, that such company has similar investment strategies, policies, and limitations consistent with this Fund.

MANAGEMENT OF THE FUND

Trustees and Officers

The Board of Trustees has ultimate responsibility for the assets of the Fund.

The Officers are elected by the Trustees to manage the day-to-day operations of the Fund. Officers may be removed by a majority vote of the Trustees. Officers serve at the pleasure of the board of trustees and until their successors are elected to replace them. Since this is a newly formed fund, all officers are recently elected and have less than one year of services as fund officers.

The trustees are elected for life and until their successors are elected to replace them. Trustees may also be removed with or without cause by a majority of the remaining trustees or by a vote of two thirds of the shareholders at a special meeting of shareholders held for that purpose. Since this is a newly formed fund, all trustees are recently elected and have less than one year of service on the board of trustees.

Since Freedom Equity Fund has not commenced operations, the Trustees and Officers have not received any compensation from the Fund nor have any Trustees and Officers received pension or retirement benefits. Each Trustee and Officer is entitled to compensation as allowed in the By-laws of the Fund.

The Trustees and Officers of Freedom Equity Fund and their principal occupations during the past five years are set forth below:

Name, Address, and Age	Position(s) Held with the Fund	Principal Occupation(s) During Past 5 Years
Juan Gabriel Garces, * Age 47 11903 Doubloon Cove Unit -B Austin, TX 78759	Initial Trustee, Chairman, President and Treasurer	Initial Trustee, Chairman, and President of Freedom Asset Management Capital Series Trust. Majority Shareholder and President of Freedom Asset Management Corporation. Mr. Garces has over 25 years experience in the securities industry.
Martha Gonzales, Age 41 301 Norwood West Georgetown, TX 78628	Trustee	Trustee of Freedom Asset Management Capital Series. Mrs. Gonzales is currently a Program Manager of Storage Products at Dell Computer. Over the last five years, Mrs. Gonzales has procured worldwide development of Dell Computer products and she was also served as an Industrial Engineer for Texas Instruments.
Gabe Rincon, Age 46 18826 Beaconwood Drive Baton Rouge, LA 70817	Trustee	Trustee of Freedom Asset Management Capital Series. Mr. Rincon is currently President of Computer Technologies Group, Inc.
Augusto Garces, ** Age 41 8427 Burwell, San Antonio, TX 78254	Trustee	Trustee of Freedom Asset Management Capital Series Mr. Garces is currently President of A.J. Garces Multimedia, Inc. Mr. Garces isAlso Vice-President of Havana Street, Inc.
Emery Wang, Age 36 1705 Crossing Place #121, Austin, TX 78741	Trustee	Trustee of Freedom Asset Management Capital Series. Mr. Wang is currently President of Havana Street, Inc. Mr. Wang manages the company and is the lead freelance artist for the company.

Venu Nair, Esq.	Trustee, Secretary	Trustee and Secretary of
Age 23		Freedom Asset Management
3920 Bell Apt #15,		Capital Series. Mr. Nair is an
Amarillo, TX 79109		attorney with the Amarillo law
		firm of Whittenburg,
		Whittenburg, and Schacter.
		Over the last five years, Mr. Nair
		worked as a project manager and
		staff attorney for Freedom Asset
		Management Corporation of
		America in Austin, TX and has
		also worked as a law clerk for
		Jenkens & Gilchrist, Mr. Henry
		Novak, Esq., and Mr. Claude
		Decloux, Esq.

* Interested person of the Fund and the Fund's Investment Advisor.
** Mr. Augusto Garces and Mr. Juan Gabriel Garces are blood relatives.

An interested Trustee of the Fund and the Fund's Investment Advisor (FAMCA) is compensated by FAMCA. All external Trustees are also compensated by FAMCA. None of the Trustees receives any compensation, pension or retirements benefits from the Fund.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF THE FUND

The following persons will be control persons of Freedom Equity Fund immediately upon approval of the Fund by the SEC. The control persons own 25% or more of the voting securities of the Fund. The ownership of the shares is expected to change once the Fund is approved by the SEC and upon the issuance of additional shares.

Luis Giraldo - Owner of 63.2% of outstanding voting securities
301 Norwood West
Georgetown, TX 78628

Luis Giraldo has voting power with respect to his shares. Although initially Mr. Giraldo will have enough voting power on his own to unilaterally change the policies of Freedom Equity Fund, the voting power of the above shareholder will be diluted as more shares of the Fund are distributed.

The following persons are principal shareholders of Freedom Equity Fund. A principal shareholder of Freedom Equity Fund is a person or company that currently holds 5% or more of the outstanding voting securities of the Fund.

Daniel Enrique Garces - Owner of 5% of outstanding voting securities
3111 Burks Lane

Austin, TX 78732

Augusto Jose Garces - Owner of 9.9% of outstanding voting securities
8427 Burwell
San Antonio, TX 78254

Martha Gonzales - Owner of 20% of outstanding voting securities
301 Norwood West
Georgetown, TX 78628

Daniel Enrique Garces, Augusto Jose Garces, and Martha Gonzales have voting power with respect to their shares. Augusto Garces and Martha Gonzales are also Trustees of Freedom Equity Fund. None of the above shareholders has enough voting power on their own to unilaterally change the policies of Freedom Equity Fund. Further, as more shares are distributed, the voting power of the above shareholders will be diluted.

The percentage of the Fund's equity securities owned by all the Fund's officers and members of the Board of Trustees is 29.9%. As more shares are distributed, the voting power as shareholders of the officers, directors, and advisory board members of Freedom Equity Fund will be diluted.

INVESTMENT ADVISER

The investment adviser for Freedom Equity Fund is Freedom Asset Management Corporation of America ("FAMCA"). FAMCA is located at 11615 Angus Road, Suite 104-K, Austin, TX 78759. Juan Gabriel Garces is the President of FAMCA. Juan Gabriel Garces is also the Initial Trustee, Chairman, President and Treasurer of Freedom Equity Fund.

As stated within the Advisory Agreement between the Fund and FAMCA, FAMCA is obligated to: 1) provide the Fund with continuous advice and recommendations with respect to the Fund's investment strategy and holdings, 2) provide office space for the Fund, and 3) to pay the officers' and Trustees' salary, fees, and expenses when such officers or Trustees are affiliated with FAMCA. FAMCA may also make payments to broker-dealers, institutions, or individuals that perform other services such as certain record keeping functions for shareholder accounts and may perform any management or administrative service that FAMCA decides is necessary for the management, continued growth and development of the Fund. FAMCA may partially or totally assume the expenses of the Fund which it is not otherwise obligated to cover.

In consideration for the services provided by FAMCA, Freedom Equity Fund shall pay to FAMCA a yearly fee of 3 percent (3%) of the value of the Fund's total assets in the Fund's account to be determined, calculated and paid on such days that the Fund does its own net asset valuation. Any other services provided by FAMCA are subject to reimbursement. The Fund generally will cover all other expenses such as legal and accounting expenses, commissions, custodian and transfer agent fees, registration fees, preparation costs, shareholder meeting costs, net asset value determination costs, etc. The Board of Trustees may determine to set a cap on expenses paid by the Fund for investment advisory and related services.

FAMCA manages or maintains private accounts that are separate from Freedom Equity Fund. Decisions made regarding these accounts shall be made without respect to Freedom Equity Fund. FAMCA may, from time to time, simultaneously purchase and sell securities for its individual accounts as well as for Freedom Equity Fund. Such orders or sales may be aggregated and distributed among the accounts according to policies and procedures developed by FAMCA. It is possible that such policies and procedures may adversely affect the price paid or received by an account. Further, FAMCA may make different decisions regarding their individual accounts held by other clients and their accounts held by the Fund. Due to different investment strategies and decisions with respect to the Fund and other individual accounts, Freedom Equity Fund may perform better or worse than other individual accounts managed by FAMCA.

The Fund's portfolio manager and related persons are permitted to purchase and sell securities for their own accounts as permitted by applicable law.

CUSTODIAN, TRANSFER AGENT, AND OTHER AFFILIATIONS

Custodian & Transfer Agent
First American Bank, 1111 Briarcrest Drive, Bryan, Texas 77802 is the custodian of the securities and cash of Freedom Equity Fund. The Fund's Trustees have delegated to First American Bank certain responsibilities for such assets, as permitted by Rule 17f-5. First American Bank may subcontract services with broker/dealers approved by the Fund to hold the Fund's assets for safekeeping. First American Bank will rely on specific directions from the Fund's clients as to deposits and withdrawals.

First American Bank is also the Fund's transfer agent. First American Bank may provide certain administrative, recordkeeping and shareholder relations services for which it shall be reimbursed by the Fund.

First American Bank shall be paid a base monthly fee of $300.00 plus:

0.25 of 1%	of First	$ 5,000,000.00
0.15 of 1%	on next	$10,000,000.00
0.10 of 1%	on next	$15,000,000.00
0.05 of 1%	over	$30,000,000.00

In addition, the Fund pays for all out-of-pocket-expenses which are a normal incident of the Custodial Services including, but not limited to, all taxes, duties, wire charges, shipping, postage, legal transfer charges and similar items.

Distributor
The Fund does not currently have a distributor. After the registration of the Fund is declared effective, the Fund may acquire a distributor and file an amendment to the current registration statement.

Independent Accountant
Freedom Equity Fund shall use Cheshier & Fuller, LLP, 14175 Proton Rd., Dallas, Texas 75244, to prepare audits, financial statements, and tax returns of the Fund.

PORTFOLIO TRANSACTIONS AND BROKERAGE

In selecting brokers and dealers and in negotiating commissions, Freedom Equity Fund will consider a number of factors, including but not limited to: 1) Freedom Equity Fund's knowledge of currently available and other current transaction costs; 2) the nature of the security being traded; 3) the size and type of the transaction; 4) the nature and character of the markets for the security to be purchased or sold; 5) the desired timing of the trade; 6) the activity existing and expected in the market for the particular security; 7) confidentiality; 8) the quality of the execution, clearance, and settlement services; 9) financial stability of the broker or dealer; 10) the existence of actual or apparent operational problems of any broker or dealer; 11) rebates of commissions by a broker to a Fund or to a third party service provider to the Fund to pay Fund expenses; 12) research products or services provided.

In addition to the aforementioned, Freedom Equity Fund may place portfolio transactions with a broker or dealer who charges a higher commission than another broker or dealer if Freedom Equity Fund determines in good faith that such amount of commission is reasonable considering the Fund's prior dealings or the value of such broker's research. Research may include 1) furnishing advice, either directly or through publications or writings, as to the value of securities, 2) the advisability of purchasing or selling specific securities and the availability of securities or purchasers or sellers of securities; 3) furnishing seminars, information, analyses and reports concerning issuers, industries, securities, trading markets and methods, 4) legislative developments, 5) changes in accounting practices, economic factors and trends, and portfolio strategy, 6) access to research analysts, corporate management personnel, industry experts, and economists; 7) comparative performance evaluation, technical measurement services and quotation services, products and other services (such as third party publications, reports and analyses, and computer and electronic access, equipment, software, information and accessories that deliver, process or otherwise utilize information, including the research described above) that assist Freedom Equity Fund in carrying out its responsibilities. Research received from brokers or dealers is supplemental to Freedom Equity Fund's own research efforts. Brokers/dealers used by Freedom Equity Fund may provide research and other services described above.

FAMCA may use the same research products and services for other individual accounts as they use for the Fund. If FAMCA determines in good faith that the research products and services they provided were used by both the individual accounts as well as the Fund, then FAMCA may allocate the costs of such products and services according to their own business judgment.

FAMCA does not enter into brokerage transactions for the express purpose of receiving research products and services but rather enters into transactions with brokers who FAMCA believes provide quality research, products and services for their clients.

However, FAMCA reserves the right to use research products and services obtained from a broker/dealer for all their clients irrespective of which account paid a commission to a broker/dealer.

When selecting brokers, the Board of Trustees and/or officers of Freedom Equity Fund may consider whether a broker advised clients to sell or purchase shares of Freedom Equity Fund. The Board and/or officers may also consider any payments made by a broker to Freedom Equity Fund while effecting transactions on behalf of another fund or payments made by a broker to other persons on behalf of the Fund for services for which the Fund would otherwise be obligated to pay. However, when making such decisions, the Board and/or officers shall select a broker/dealer that in their business judgment best serves the needs of its clients.

The Fund reserves the right to sell its shares in foreign countries through different distributors. Brokers' commissions for transactions that take place on a foreign stock exchange or foreign market are frequently fixed and/or are often higher than commissions in the United States.

CAPITAL STOCK AND OTHER SECURITIES

As stated in the Prospectus, Freedom Equity Fund shall initially offer three classes of stock.

Class A Shares shall be subject to a maximum front-end sales load of 5% which shall decrease as the amount invested increases.

Class B shares shall be subject to a negotiable front-end sales load which in any event shall be no more than 5%. In Class B shares, the shareholder negotiates the sales load directly with a broker-dealer selected by such shareholder.

Class C Shares shall be subject to no load. Class C Shares shall be open to institutional investors such as banks, financial institutions, investment advisors, and other mutual funds.

All classes of the Fund's shares will be fully paid and non-assessable and will be redeemable at the net asset value per share. The shares of the Fund will not have a par value. The interest of shareholders in the Fund may be evidenced by a certificate representing shares of the Fund or by an entry in the ledger of a transfer agent and/or custodian bank.

A share of each class is entitled to participate equally in dividends and distribution declared by the Fund and in net assets of the Fund upon liquidation or dissolution remaining after satisfaction of outstanding liabilities.

A share of each class will be entitled to one vote on all matters to which the holder of that share is entitled to vote. The shares will not have cumulative voting rights. Accordingly, owners who hold shares which represent more than 50 % of the assets of the Trust voting for the election of Trustees could elect all of the Trustees of the Trust if they choose to do so, and in such event, shareholders with voting interests in the remaining shares would not be able to elect any of the Trustees.

The Board of Trustees has the authority, without the necessity of a shareholder vote, to create any additional number of new series of Funds or classes of the Fund's shares.

PURCHASE OF SHARES

As stated in the Prospectus, the price to buy one share of Freedom Equity Fund is the Fund's NAV as of the next time that NAV is calculated after your order in proper form is received and accepted, plus, for Class A and Class B shares, the sales charge shown in our table of sales charges on page 3 of the Prospectus.

A buyer must be approved by the Fund managers before he is allowed to invest in the Fund. After the buyer is approved, the shares will be bought at the NAV at the immediate following closing date.

If the shares being sold are purchased by check, the Fund can delay the issuing of such shares for up to 15 days from the date of purchase to allow the purchase to clear.

All additional purchases to an account must be at least $100.

All purchases must be made in U.S. dollars and checks must be drawn on U.S. Banks. If your check does not clear, your purchase will be canceled and you may be held liable for any losses or fees Freedom Equity Fund or Freedom Asset Management Corporation of America (FAMCA) has incurred.

Freedom Equity Fund reserves the right not to accept cash, credit cards, third party checks, travelers cheques, credit card checks or money orders.

Freedom Equity Fund reserves the right to reject any specific purchase request without explanation.

NET ASSET VALUE DETERMINATION

The value of a single share is its net asset value (NAV). Shares of the Fund are sold at their NAV. As stated in the Prospectus, Fund shares are valued at least on the last business day of each week of regular trading on the NYSE, normally 4:00 p.m. Eastern time. The value of a single share is the net asset value (NAV). The NAV may be calculated earlier if trading on the NYSE is restricted or as permitted by the Securities and Exchange Commission (SEC). The NAV is not calculated on days that the NYSE is not open for business. The Fund shall use the following formula for determining NAV:

 total value of the Fund's portfolio and other assets - liabilities
                total number of shares outstanding

The closing price of each security shall be used in calculating NAV for securities traded on exchanges. If such price is not available, then the current bid price of the security shall be used. Any securities that are traded over-the-counter will be valued using pricing services that determine NAV for over-the-counter securities. Generally, such information is based on information concerning market transactions and quotations from recognized municipal securities

dealers. If such pricing services are not available, then the closing price of such over-the-counter security shall be used in determining NAV. Foreign currencies and securities are valued in US dollars using the applicable closing exchange rate. The Fund may use pricing services or broker-dealers to determine market prices. Short-term securities maturing within 60 days are valued on an amortized cost basis. If the securities cannot be valued by any of the methods stated herein or if an event occurs after trading that materially affects the value of the security, Fund shares shall be valued by an alternative method that the Board of Trustees in good faith believes accurately represents the fair value of the Fund shares.

Foreign exchanges are not subject to the same rules and regulations as domestic exchanges. Such exchanges may have different trading days than domestic exchanges. Thus, when securities or assets held on a foreign exchange are valuated on the NYSE, it is possible that such determination of the price will vary from the actual price on the foreign market. When a security is traded on several exchanges, the closing price of the principal exchange where that security is traded will be used.

REINVESTMENT OF DIVIDENDS AND DISTRIBUTIONS

As stated in the Prospectus, when the Fund earns dividends, capital gains, or other types of income from its investments, the shareholders are entitled to a distribution. These distribution payments may be automatically reinvested in the Fund or distributed to a shareholder. A shareholder may change his or her distribution option at any time. The options are as follows:

Cash Option: The dividends and capital gains distributions will be paid in cash.

Reinvest and Cash Option: The shareholder decides beforehand whether to receive in cash or in additional shares the dividend payments and the capital gains distributions.

Redirect Option: The dividend or capital gains distributions will be reinvested in another family Fund when available.

The shareholder can switch options or change back to an option at any time. The shareholder shall receive confirmation within ten days after the record date if cash dividends and distribution payments are going to be made. Changes to distribution options must be received at least three days prior to the record date to be effective.

REDEMPTION OF SHARES

The Prospectus contains the procedures for redemption of shares. Shares normally will be sold for cash, although there may be times when the Fund may sell some or all of its shares in kind. Shares may be distributed in kind if allowed under applicable law (Rule 18f-1 of the 1940 Act) and if the Board of Trustees determines in good faith using their business judgment that such redemption of shares is in the best interests of the Fund. If shares are sold in kind, the shareholder might have added brokerage costs when converting the assets to cash. Valuation shall take place pursuant to the procedures set forth above in the "Net Asset Value Determination" Section of this SAI.

Under certain circumstances, postponement or suspension of the right to sell shares may occur. These circumstances include: 1) when trading on the NYSE is restricted, 2) when trading on the NYSE is closed (excluding holidays and weekends), 3) by an express SEC order, or 4) an emergency situation as determined by the US government.

SHAREHOLDER ACCOUNTS

As detailed in the Prospectus, shareholders can set up their accounts with Freedom Equity Fund by calling the 1-800 number contained in the Prospectus or by simply writing the company. The Fund shall provide a customer with financial documents, the prospectus, the statement of additional information and other registration documents of the Fund. To insure that accurate information is provided to the customer, the Fund may require personal identification, create telephone instructions, send written confirmation of transactions over the phone to the customers, or tape conversations.

Systematic Redemptions

Any shareholder may freely establish a systematic redemption option where the shareholder shall periodically redeem Fund shares for cash. If, however, a shareholder account ever falls below the minimum that must be held within an account, then the Fund may terminate the option.

TAX-DEFERRED ACCOUNTS

Freedom Equity Fund may offer different types of tax-deferred accounts that an investor may establish to invest in Fund shares as permitted by the Internal Revenue Code and other applicable law. The following are examples of types of tax-deferred accounts that may be established by Freedom Equity Fund:

Traditional and Roth Individual Retirement Accounts may be used by most individuals who have taxable compensation. Simplified Employee Pensions ("SEP") and Defined Contribution Plans may be used by most employers, including corporations, partnerships and sole proprietors, for the benefit of business owners and their employees. Education IRAs allow individuals, subject to certain income limitations, to contribute up to $500 annually on behalf of any child under the age of 18. In addition, the Funds offer a Section 403(b)(7) Plan for employees of education organizations and other qualifying tax-exempt organizations. Contributions under Traditional and Roth IRAs, Education IRAs, SEPs, Defined Contribution Plans and Section 403(b)(7) Plans are subject to specific contribution limitations. Generally, such contributions may be invested at the direction of the participant. Investors must consult their tax adviser or legal counsel before selecting a tax-deferred account as the above limitations and guidelines are subject to change.

Distributions from tax-deferred accounts may be subject to ordinary income tax and may be subject to an additional 10% tax if withdrawn prior to age 59 ½ or if used for a nonqualifying purpose. Additionally, shareholders generally must start withdrawing retirement plan assets no later than April 1 of the year after they reach age 70 ½ Several exceptions to these general rules may apply and several methods exist to determine the amount and timing of the minimum annual distribution (if any). Shareholders must consult with their tax adviser or legal counsel prior to receiving any distribution from any tax-deferred account, in order to determine the income tax impact of any such distribution.

INCOME DIVIDENDS, CAPITAL GAINS DISTRIBUTIONS, AND TAX STATUS

Freedom Equity Fund may make distribution payments to shareholders with respect to the net realized capital gains. The end of the fiscal year is June 30 of each year and payments to shareholders generally may be made within 90 days of the end of the fiscal year.

Freedom Equity Fund may purchase securities of certain foreign corporations considered to be passive foreign investment companies by the IRS. In order to avoid taxes and interest that must be paid by the Fund, the Fund may make various elections as allowed under the Internal Revenue Code or other applicable tax law. Such elections may require that the Fund recognize taxable income, which in turn must be distributed.

Some foreign securities purchased by the Fund may be subject to foreign taxes. Such taxes may have the effect of decreasing the yield on such securities. The amount of foreign taxes is expected to be insignificant. The Fund may from year to year make the election permitted under Section 853 of the Code to pass through such taxes to shareholders, who will each decide whether to deduct such taxes or claim a foreign tax credit. If such election is not made, foreign taxes paid or accrued will represent an expense to the Fund which will reduce its investment company taxable income.

PRINCIPAL SHAREHOLDERS

As of March 2001, the officers and Trustees of the Fund as a group owned 29.9 % of the outstanding shares of Freedom Equity Fund.

MISCELLANEOUS

Freedom Equity Fund is the first Fund in what is to be a series of Funds offered under a Delaware investment trust. The investment trust was created on October 15, 2001 and is an open-end management investment company under the 1940 Investment Company Act.

Under Delaware law, shareholders shall not be held personally liable for the obligations of the Fund if such liability arises solely from being a shareholder of the Fund. Shareholders shall not be held liable for the acts and omissions of the Fund. Shareholders may be provided with indemnification from the assets of the Fund for all losses and expenses of any Fund shareholder held liable for the obligations of their Fund. Shareholders may only be held liable in the rare circumstances where the shareholder commits acts or omissions in violation of applicable law.

Shares of the Trust

The Trust is authorized to issue an unlimited number of shares of beneficial interest with no par value. Shares of each Fund are fully paid and nonaccessable when issued. All shares of a Fund participate equally in dividends and other distributions by such Fund, and in residual assets of that Fund in the event of liquidation. Shares of each Fund have no preemptive, conversion, or subscription rights. Shares of each Fund may be transferred by endorsement or stock power as is customary, but a Fund is not bound to recognize any transfer until it is recorded on its books.

Shareholder Meetings

The Trust shall not hold annual shareholder meetings unless otherwise specified by the 1940 Act. Special meetings may be called for a specific purpose such as the removal of a Trustee or change in a fundamental policy of the Trust. The policies and procedures related to calling special meetings may be found in the Bylaws of the Trust. Shareholders shall be entitled to one vote per share on any matter on which such shareholder is entitled to vote.

Voting Rights

The present Trustees were elected at a meeting in accordance with the 1940 Act. As stated in the Declaration of Trust, each Trustee shall continue in office until the termination of the Trust or at such Trustee's death, incapacity, retirement, or resignation. Vacancies may be filled by the Trustees if they so determine. Shareholders shall not vote for Trustees unless required by law.

UNDERWRITER INFORMATION

To be filed by an amendment at a later date.

PERFORMANCE INFORMATION

The Fund has not yet been in operation and does not currently have performance information such as average annual total returns to present.

FINANCIAL STATEMENTS

The Fund has not yet been in operation and does not have financial statements available. When available, the Fund will make annual and semi-annual reports to its shareholders which will contain information about the Fund's performance and recent market conditions. The Fund's semi-annual and annual reports (when available) shall be available, without charge, upon request to any shareholder.

CODE OF ETHICS

The Trust and the Adviser have adopted Code of Ethics that govern the conduct of employees of the Trust and the Adviser. The Code recognizes that such persons owe a fiduciary duty to the Fund's Shareholders and must place the interest of shareholders ahead of their own interests. Violations of the Code are subject to review by the Board of Trustees and could result in penalties.

OTHER INFORMATION

FOR

FREEDOM EQUITY FUND

OF THE

FREEDOM ASSET MANAGEMENT CAPITAL SERIES

Item 23: Exhibits

Item 23: Exhibits	**Freedom Equity Fund Exhibits**
Item 23(a): Articles of Incorporation	Freedom Asset Management Capital Series Declaration of Trust
Item 23(b): By-laws	Freedom Asset Management Capital Series By-laws
Item 23(c): Instrument Defining Rights of Security Holders	Shareholder Certificate
Item 23(e): Underwriting Contracts	Not Applicable – distribution contract to be filed by amendment
Item 23(g): Custodian Agreements	Custodian and Transfer Agent Account Agreement
Item 23(i): Legal Opinion	Legal Opinion by Strasburger & Price, LLP
Item 23(k): Omitted Financial Statements	Not Applicable
Item 23(m): Rule 12(b)(1) Plan	Not Applicable
Item 23(o): Codes of Ethics	Freedom Equity Fund Code of Ethics

Item 24: Persons Controlled by or Under Common Control with the Fund

No person is directly or indirectly controlled by or under common control with the Registrant.

Item 25: Indemnification

Indemnification of officers, directors, underwriters or persons otherwise affiliated with the Fund is described in detail in the Declaration of Trust, a true and correct copy which is attached hereto in this Registration Statement. The below provisions are taken straight from the Declaration of Trust and state the indemnification policies of Freedom Equity Fund:

Section 9.1: Limitation of Liability. All persons contracting with or having any claim against the Trust or a particular Series shall look only to the assets of the Trust or such Series for payment upon such contract for claim; and neither the Trustees nor any of the Trust's officers, employees or agents, whether past, present or future, shall be held personally liable for such claims. Every written instrument or obligation on behalf of the Trust or any Series shall contain a statement to the foregoing effect, but the absence of such statement shall not operate to make any Trustee or officer of the Trust liable thereunder. Provided they have exercised reasonable care and have acted under the reasonable belief that their actions are in the best interest of the Trust, the

Trustees and officers of the Trust shall not be responsible or liable for any act or omission or for the neglect or the wrongdoing by them or any other officer, agent, employee, investment adviser, or independent contractor of the Trust. However, nothing in this Trust Instrument or in the Delaware Act shall protect any Trustee or officer of the Trust from liability to the Trust or Shareholders for acts or omissions that constitute willful misfeasance, bad faith, gross negligence or reckless disregard to the duties involved in the conduct of the Trustee's office.

Section 9.2: Indemnification. Any Covered Person shall be indemnified by the Trust or the appropriate Series to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by such Covered Person in connection with any claim, action, suit, or proceeding in which such Covered Person becomes involved as a party. Such indemnification shall include situations where a Covered Person pays amounts in settlement of any such claim, action, suit, or proceeding, irrespective of whether the Covered Person was considered "covered" at the time the expenses were incurred. Indemnification shall cover attorneys' fees, costs, judgments, amounts paid in settlement, fines, penalties, and other liabilities. No indemnification shall be provided hereunder to a Covered Person who shall have been adjudicated by a court or body before which the proceeding was brought, by the majority of the Trustees who are neither Interested Persons of the Trust nor are parties to the matter based upon a review of readily available and ascertainable facts, or by written opinion of an independent legal counsel based upon a review of readily available and ascertainable facts 1) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such Trustee's office, or 2) not to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust.   The rights of indemnification may be covered by insurance policies maintained by the Trust, and shall not be exclusive of or affect any other right to which any Covered Person may now or hereafter be entitled, and shall inure to the benefit of the heirs, executors, and administrators of a Covered Person. The Trust, to the maximum extent permitted by law, may make advances from time to time prior to the final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust or applicable Series if it is ultimately determined that he is not entitled to indemnification under this Section if a majority of the Trustees who are neither Interested Persons of the Trust nor parties to this matter determine based upon a review of readily available and ascertainable facts that such Covered Person has not committed willful misfeasance, bad faith, gross negligence, or with reckless disregard to their duties involved with the Trust.

Section 9.3: Indemnification of Shareholders. If a Shareholder or former Shareholder is being held personally liable solely for their status as a Shareholder of the Trust (or former shareholder) and not for acts or omissions of the Shareholder, the (former) Shareholder shall be indemnified against all loss and expense arising from such liability. The Trust, on behalf of the affected Series, shall, upon request by such Shareholder, assume the defense of any such claim made against such Shareholder for any act or obligation of the Series and satisfy and judgment thereon from the assets of the Series.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant understands that in the opinion of the

Securities and Exchange Commission such indemnification is against public policy as expressed in the 1940 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1940 Act and will be governed by the final adjudication of such issue.

Item 26: Business and Other Connections of the Investment Adviser

The business of Freedom Asset Management Corporation of America ("the Company") is to serve as the investment adviser of Freedom Asset Management Capital Series Trust funds and also individual accounts managed by the Company. The Company is authorized, however, to enter into any or all types of business that are allowed by the laws of the State of Texas. All business and connections of the investment adviser have been fully disclosed in the Trustees and Officers section of the Statement of Additional Information of Freedom Equity Fund.

Item 27: Principal Underwriters

To be filed by an amendment

Item 28: Location of Accounts and Records

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 will be maintained at the following location:

Records Relating to:	Are located at:
Fund Accountant	Cheshier & Fuller, LLP, 14175 Proton Rd., Dallas, Texas 75244
Registrant's Investment Adviser	Freedom Asset Management Corporation of America 11615 Angus Road Suite 104-K Austin, TX 78759
Registrant's Custodian, Fund Administrator, and Transfer Agent	First American Bank, 1111 Briarcrest Drive, Bryan, Texas 77802

Item 29: Management Services Not Discussed in Parts A and B
Not Applicable

Item 30: Undertakings

Prior to effectiveness, the registration statement will be amended to include a financial statement showing the minimum initial capital was received, prior to receiving investments from more than 25 persons, in accordance with Section 14(a)(1) of the Investment Company Act of 1940.

SIGNATURES

Pursuant to the requirements of the Securities Act and the Investment Company Act, Freedom Equity Fund has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized in the City of Austin, State of Texas, on May 22, 2002.

Freedom Equity Fund

Juan Gabriel Garcés
Juan Gabriel Garcés
President

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the date(s) indicated.

Name	Signature	Title	Date
Juan Gabriel Garcés	*Juan Gabriel Garcés*	Trustee	5/22/02
Gabriel Rincon	*Gabriel Rincon*	Trustee	5/22/02
Martha Gonzalez	*Martha Gonzalez*	Trustee	5/23/02
Bert Pluymen	*Bert Pluymen*	Trustee	5/23/02
Venu Nair	*Venu Nair*	Trustee	5/22/02
Augusto Jose Garcés	*Augusto Jose Garcés*	Trustee	5/22/02
Emery Wang	*Emery Wang*	Trustee	5/22/02
James Derks	*James Derks*	Trustee	5/22/02